UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission file number:  1-15062
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TIME WARNER SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Time Warner Inc.
One Time Warner Center
New York, New York 10019

F i n a n c i a l S t a t e m e n t s a n d
S u p p l e m e n t a l S c h e d u l e s
Time Warner Savings Plan
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public
Accounting Firm

Time Warner Savings Plan
Financial Statements and Supplemental Schedules
Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Time Warner Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Time Warner Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible and assets (held at end of year) as of December 31, 2010 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
New York, New York
June 24, 2011

Time Warner Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
	(In Thousands)

Investments – at fair value:
Commingled trust funds	$1,036,406	$890,449
Time Warner common stock	285,363	290,995
Other common stocks	586,681	526,119
Preferred stocks	758	226
Synthetic investment contracts	596,176	595,667
Mutual funds	683,248	602,510
U.S. government and agency securities	178,693	116,360
Other fixed income securities	141,827	109,802
Cash, cash equivalents and other investments	92,766	45,451

Total investments, at fair value	3,601,918	3,177,579

Contributions receivable:
Employer	629	1,950
Participants	15	8
Notes receivable from participants	57,389	56,805
Receivables for securities sold	90,773	2,314
Other assets	4,366	13,048

Total assets	3,755,090	3,251,704

Payables for securities purchased	172,772	31,838
Other liabilities	4,789	8,383

Total liabilities	177,561	40,221

Net assets available for benefits, at fair value	3,577,529	3,211,483
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(17,389)	(7,657)

Net assets available for benefits	$3,560,140	$3,203,826

See accompanying notes.

Time Warner Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009
	(In Thousands)

Net assets available for benefits at beginning of year	$3,203,826	$2,995,653

Changes in net assets:
Investment income, net of fees	39,468	112,484
Net realized and unrealized appreciation in the fair value of investments	331,730	564,387

Net investment income	371,198	676,871

Employing company contributions	108,003	102,004
Participant contributions, including rollover contributions	169,539	194,646
Participant loan interest income	2,985	4,077
Participant withdrawals	(296,055)	(292,106)
Administrative expenses	(4,600)	(5,579)
Net asset transfers to the AOL Savings Plan	–	(471,740)
Other income	5,244	–

Net change	356,314	208,173

Net assets available for benefits at end of year	$3,560,140	$3,203,826

See accompanying notes.

Time Warner Savings Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan
The following is an abbreviated description of the Time Warner Savings Plan (the “Plan”). (See Note 7 for changes made to the Plan effective January 1, 2011). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
General
The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner Inc. (“Time Warner”) and certain of its subsidiaries and affiliates (each, an “Employing Company” and, collectively, the “Employing Companies”). Employees are automatically enrolled in the Plan at a 3% contribution rate after two months of continuous employment unless they affirmatively decline to participate or elect a different contribution percentage. In addition, employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are automatically enrolled in the Plan at a 3% contribution rate unless they affirmatively decline to participate or elect a different contribution percentage.
The Plan is the only participating plan in the Time Warner Defined Contribution Plans Master Trust (the “Master Trust”).
The Plan administrator is a committee (the “Administrative Committee”) appointed by Time Warner’s board of directors. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.
Significant Events
On March 12, 2009, Time Warner disposed of all of its shares of Time Warner Cable Inc. (“TWCI”) common stock and completed the legal and structural separation of TWCI from Time Warner (the “TWCI Separation”). As a result, TWCI is no longer a subsidiary of Time Warner. The TWCI Separation was effected as a pro rata dividend of all shares of TWCI common stock held by Time Warner (the “Distribution”) to Time Warner stockholders. Time Warner stockholders received 0.08367 of a share of TWCI common stock for each share of Time Warner common stock held at March 12, 2009, the record date for the Distribution. As a result of the Distribution, the Plan received approximately 1.9 million shares of TWCI common stock with a value of approximately $50 million. These shares were credited to eligible Plan participants’ accounts in the Time Warner Inc. Stock Fund, as applicable. The Distribution is

Time Warner Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
reflected as part of Investment income, net of fees in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009. In accordance with the provisions of the Plan, an independent fiduciary, Fiduciary Counselors Inc. (“FCI”), was appointed to exercise control over the TWCI common stock received in the Time Warner Inc. Stock Fund as a result of the Distribution. Beginning March 31, 2009 and ending April 14, 2009, FCI sold the TWCI common stock received by the Time Warner Inc. Stock Fund and reinvested the proceeds in Time Warner common stock.
Effective March 27, 2009, Time Warner effected a 1-for-3 reverse stock split of Time Warner common stock. The reverse stock split is reflected in the accompanying financial statements.
On December 8, 2009, in connection with the AOL Separation (as described below), net assets in the amount of $465.3 million and participant loans in the amount of $5.9 million were transferred out of the Plan into the AOL Savings Plan to account for the transfer of the account balances of Plan participants in the then AOL Inc. (“AOL”) division.
On June 10, 2010, approximately $0.5 million in additional Matching Contributions (as defined below) was transferred to the AOL Savings Plan on behalf of participants in the former AOL division and is reflected in Other liabilities in the Statement of Net Assets Available for Benefits as of December 31, 2009.
On December 9, 2009, Time Warner disposed of all its shares of AOL common stock and completed the legal and structural separation of AOL from Time Warner (the “AOL Separation”). As a result, AOL is no longer a subsidiary of Time Warner. The AOL Separation was effected as a pro rata dividend of all shares of AOL common stock held by Time Warner (the “AOL Distribution”) to Time Warner stockholders. Time Warner stockholders received 1 share of AOL common stock for every 11 shares of Time Warner common stock held at November 27, 2009, the record date for the AOL Distribution. As a result of the AOL Distribution, the Plan received approximately 0.8 million shares of AOL common stock with a value of approximately $20 million. These shares were credited to eligible Plan participants’ accounts in the Time Warner Inc. Stock Fund, as applicable. The AOL Distribution is reflected as part of Investment income, net of fees in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009. In accordance with the provisions of the Plan, FCI was appointed as an independent fiduciary to exercise control over the AOL common stock received in the Time Warner Inc. Stock Fund as a result of the AOL Distribution. Beginning December 11, 2009 and ending December 29, 2009, FCI sold the AOL common stock received by the Time Warner Inc. Stock Fund and reinvested the proceeds in Time Warner common stock.

Time Warner Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
On March 31, 2010, the Master Trust received approximately $6.5 million from an additional distribution of the settlement funds to resolve the shareholder class action lawsuits brought on behalf of certain stockholders of Time Warner. Individual allocations to eligible participant accounts in the Plan and the TWC Savings Plan (which ceased to be a participating plan in the Master Trust effective October 31, 2008 in connection with the TWCI Separation) were determined by the trustee, Fidelity Management Trust Company (“Fidelity”), based on a calculation by the third-party settlement administrator according to the court-approved plan of allocation. On December 9, 2010, approximately $5.2 million was allocated to the Plan and approximately $1.3 million was allocated to the TWC Savings Plan. The Plan’s allocation is presented as Other income in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010.
Effective December 16, 2010, FCI was appointed as an independent fiduciary under the Plan and an investment manager with oversight for certain purposes over the Time Warner common stock in the Time Warner Inc. Stock Fund.
Investment Funds, Contributions and Vesting
The Plan provides for multiple investment funds (the “Investment Funds”) made available through Fidelity pursuant to the Master Trust. The Investment Funds consist of four asset allocation funds, nine core actively managed funds, four core index funds and a mutual fund window (a self-directed brokerage account). Participant contributions, Matching Contributions (as defined below) and Rollovers (as defined below) may generally be invested in specified increments in the Investment Funds.
Effective July 1, 2010, the Time Warner Inc. Stock Fund was designated as an employee stock ownership plan component of the Plan. Plan participants have the option to either: (i) reinvest cash dividends paid by Time Warner on its common stock in Time Warner common stock through the Time Warner Inc. Stock Fund, or (ii) receive the cash dividends paid by Time Warner on its common stock. If the participant elects to receive dividends in cash, there is a processing fee for a check or an electronic funds transfer, which is deducted from the participant’s Plan account. Effective July 1, 2010, contributions or investment fund transfers into the Time Warner Inc. Stock Fund are prohibited.
Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant’s eligible compensation, up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the “Code”). After two months of continuous

Time Warner Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
employment, matching contributions by Employing Companies (“Matching Contributions”) are made as a percentage of a participant’s contributions to the Plan and are capped at a certain percentage of the participant’s eligible compensation.
Employees hired on or after January 1, 2007 were automatically enrolled in the Plan with a pre-tax contribution rate of 2% and were invested in the Plan’s default investment option (the Growth Asset Allocation Fund) approximately 90 days following the hire date, unless employees elected otherwise during the first 60 days of employment. Effective July 1, 2010, eligible Plan participants with a pre-tax contribution rate of less than 3% and all new eligible Plan participants are automatically enrolled in the Plan at a pre-tax contribution rate of 3% unless they change their contribution rate or opt out of the Plan. Participant contributions and Matching Contributions are invested in the Growth Asset Allocation Fund unless participants elect other investment option(s). (See Note 7 for changes made to deferral rates effective January 1, 2012.)
Prior to July 1, 2010, Matching Contribution rates varied among Employing Companies and were calculated based on one of the following formulas: 66.67% on up to the first 6% of the participant’s eligible compensation contributed to the Plan; or 160% on up to the first 4% of the participant’s eligible compensation contributed to the Plan. Effective July 1, 2010, Matching Contribution rates for eligible Plan participants became consistent across all participating Employing Companies at a rate of 133⅓% on up to the first 3% of eligible compensation deferred and 100% on up to the next 3% of eligible compensation deferred.
Participants are allowed to transfer amounts from certain other tax qualified plans to the Plan (“Rollovers”). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.
Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions (“Employing Company Contributions”). Each participant’s account is credited with the participant’s contributions, Rollovers, Employing Company Contributions and any earnings or losses, as appropriate. Participant contributions, Rollovers and earnings thereon are fully vested.

Time Warner Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Matching Contributions and earnings thereon generally vest based on years or periods of service as follows:
Matching Contributions Made and Earnings Thereon:

		March 1, 2007 to
Prior to March 1, 2007		June 30, 2010		On or After July 1, 2010
Years or Periods	Vested	Years or Periods	Vested	Years or Periods	Vested
of Service	Percentage	of Service	Percentage	of Service (1)	Percentage

Less than 2 years	0%	Less than 1 year	0%	Less than 2 years	0%
2 but less than 3 years	25	1 but less than 2 years	20	2 years or more	100
3 but less than 4 years	50	2 but less than 3 years	40
4 but less than 5 years	75	3 but less than 4 years	60
5 years or more	100	4 but less than 5 years	80
		5 years or more	100
(1) Completed service prior to July 1, 2010 counts toward vesting.
Matching Contributions and earnings thereon also become fully vested upon a participant’s termination of service due to death or disability, attainment of age 65, or upon the termination of the Plan.
The Plan provisions described above that became effective July 1, 2010 (relating to (i) the automatic enrollment of certain eligible Plan participants, (ii) the Matching Contributions rate and (iii) the vesting of Matching Contributions (and earnings thereon) made on or after July 1, 2010) do not apply to certain employees subject to a collective bargaining agreement at one of Time Warner’s subsidiaries.
Forfeited Accounts
Forfeited Employing Company Contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeited contributions and earnings thereon for 2010 and 2009 were $2.9 million and $3.1 million, respectively. The amount of forfeited nonvested accounts as of December 31, 2010 and 2009 was $5.3 million and $5.1 million, respectively, and is reflected in the Statements of Net Assets Available for Benefits.

Time Warner Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Notes Receivable From Participants
Under the Plan, participants may periodically transfer account balances among Investment Funds offered under the Plan and, subject to certain restrictions and penalties, withdraw amounts and/or take loans from their accounts. The maximum number of new loans a participant may have outstanding is limited to three at any one time, in the form of either one primary residence loan and two general loans or three general loans. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual Investment Funds and the participant loan fund. Loans may be for a period of up to five years or, if for the purchase of a primary residence, 15 years (10 years prior to January 1, 1999). Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence may have loan terms of up to 30 years based on the provisions of the plan from which the original loan was requested. Effective April 1, 2007, interest rates charged for loans originated under the Plan within any quarter are set at the prime rate in effect on the first day of such quarter plus 1%. Prior to April 1, 2007, interest rates for such loans were set at the prime rate in effect at the time of the loan plus 1%. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set in accordance with the provisions of the plan from which the original loan was requested. Interest rates on outstanding participant loans as of December 31, 2010 and 2009 ranged from 4.25% to 10.50%.
Payment of Benefits
In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash, except for benefits distributed from the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

Time Warner Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, Time Warner reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the net assets of the Plan may be distributed to participants in accordance with the Plan’s provisions and applicable law.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained on an accrual basis.
Costs and expenses incurred for the purchase, sale or transfer of investments reflected in the accompanying financial statements are considered a cost of the investment or a reduction in the proceeds of a sale, as appropriate. Investment management fees and certain administrative costs are paid by the Investment Funds and included in Investment income, net of fees in the Statements of Changes in Net Assets Available for Benefits.
Administrative Expenses
Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, custodial, investment advice, recordkeeping and trustee services. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by Time Warner.
Reclassification
Certain 2009 amounts have been reclassified to conform to the current year presentation.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Time Warner Savings Plan
Notes to Financial Statements (continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). (See Note 4 for further discussion and disclosures related to fair value measurements.)
Investments in the Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Recent Accounting Standards
In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance clarified that disclosures should be presented separately for each class of assets and liabilities measured at fair value rather than by major category and provided guidance on how to determine the appropriate class of assets and liabilities to be presented. The guidance also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating fair value measurements for Level 2 and Level 3 assets. In addition, the guidance introduced new requirements to disclose purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis, as well as to disclose separately amounts of significant transfers in and out of Levels 1 and 2 and the reasons for the transfers. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which applies to financial statements ending in 2011, the guidance became effective for reporting periods beginning after December 15, 2009. The adoption of this guidance in 2010 did not have a material effect on the Plan’s financial statements. Further, the provisions of this guidance that are effective in 2011 are not expected to have a material effect on the Plan’s financial statements.
In September 2010, the FASB issued guidance requiring that loans to participants be classified as notes receivable from participants instead of as plan investments, and that these loans should be

Time Warner Savings Plan
Notes to Financial Statements (continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
Recent Accounting Standards
measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance is effective for plan years ending after December 15, 2010 and is required to be applied retrospectively to all prior periods presented. Accordingly, the Plan adopted this guidance for the reporting period ending December 31, 2010 and has reclassified amounts relating to participant loans as of December 31, 2009 to conform to the current year presentation. The adoption of this guidance did not have a material effect on the Plan’s financial statements.
In May 2011, the FASB issued additional guidance related to fair value measurements and disclosures that (i) states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets and, therefore, does not apply to financial assets or any liabilities, (ii) prohibits the application of a blockage factor (i.e., premiums and discounts related to size as a characteristic of the entity’s holding) for all fair value measurements, regardless of hierarchy level, (iii) allows an entity that manages market risks and counterparty credit risk exposure of a group of financial instruments to measure those financial instruments on the basis of the net position for the risk being managed, (iv) requires that an entity measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets and (v) requires new and enhanced disclosures. This guidance will become effective for the Plan on January 1, 2012 and will be applied on a prospective basis. The Plan’s management is currently evaluating the effect that the provisions will have on the Plan’s financial statements.
3. Investments
Plan investments are made in a variety of investment securities, primarily held in the Master Trust, that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Time Warner Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During the years ended December 31, 2010 and 2009, the Plan’s investments appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2010	2009
	(In Thousands)
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Commingled trust funds	$122,966	$236,031
Time Warner common stock	28,826	9,465
Other common stocks	94,639	145,375
Preferred stocks	48	1,371
Mutual funds	70,250	152,421
U.S. government and agency securities	10,737	6,344
Other fixed income securities	6,238	12,085
Cash, cash equivalents and other investments	(1,974)	1,295

Total net realized and unrealized appreciation in the fair value of investments	$331,730	$564,387

The following table presents investments that each represented 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2010	2009
	(In Thousands)
Commingled Trust Fund:
BlackRock Equity Index–Fund H, 6,885,050 and 6,959,090 units, respectively	$293,923	$257,904
Common Stock:
Time Warner, 8,870,458 and 9,986,087 shares, respectively	285,363	290,995
Mutual Fund:
Dodge & Cox Stock Fund, 4,403,023 and 4,335,699 shares, respectively	474,470	416,834

Time Warner Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The Capital Preservation Fund, an Investment Fund available in the Plan, includes benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. In a synthetic investment contract, debt securities (such as fixed-income, asset-backed and mortgage-backed securities) are purchased and then a financial institution agrees to provide for liquidity and an adjustable rate of return thereon (a “Wrapper”), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. (See Note 4 for further discussion and disclosures related to fair value measurements.)
The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:
•	Complete or partial termination of the Plan;

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow;

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and

•	Any early retirement program, group termination, group layoff, facility closing or similar program.
At this time, the occurrence of these events or any event that would limit the ability of the Capital Preservation Fund to transact at contract value is not probable.
A Wrapper issuer may terminate a Wrapper contract at any time assuming the appropriate notification is provided. In the event that the market value of the Capital Preservation Fund’s covered assets is below their contract value at the time of such termination, Fidelity, as the Fund’s investment manager in this case, may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund’s covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund’s Crediting Rate (as defined below).

Time Warner Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The following table presents crediting rate and yield information for the Plan’s Capital Preservation Fund:

	December 31,
	2010	2009
Crediting rate (a)	2.5%	2.5%
Average annualized yield for the year	2.5	2.9

(a) Interest income in the Capital Preservation Fund is accrued at the weighted-average return of individual fund investments, net of investment management and certain administrative fees (the “Crediting Rate”). The Crediting Rate is calculated daily. Wrapper contracts use the Crediting Rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the Crediting Rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at such portfolio’s current yield to maturity for a period equal to such portfolio duration. The Crediting Rate is the discount rate that equates that estimated future market value with such portfolio’s current contract value. Effective August 2009, Crediting Rates are reset monthly; prior to August 2009, Crediting Rates were reset quarterly. The Wrapper contracts provide a guarantee that the Crediting Rate will not fall below 0%.
Certain investment managers of Investment Funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, in accordance with established guidelines of the Investment Funds. Derivative financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. Changes in the fair value of derivative financial instruments are recorded in the Statements of Changes in Net Assets Available for Benefits; therefore, no gains or losses are deferred. The types of derivative financial instruments held by the Plan include foreign currency contracts, swaps, futures and options. At December 31, 2010 and 2009, the Plan held less than 1% of the total market value of its investments in derivatives.
4. Fair Value Measurements
A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).

Time Warner Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following table presents information about the Plan’s assets required to be carried at fair value on a recurring basis as of December 31, 2010 and December 31, 2009 (in thousands):

	December 31, 2010				December 31, 2009
Asset Category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Commingled trust funds (a)	$-	$1,036,406	$-	$1,036,406	$-	$890,449	$-	$890,449
Equity securities:
Time Warner common stock	285,363	-	-	285,363	290,995	-	-	290,995
Other common stocks:
Domestic equities	559,571	-	-	559,571	502,952	-	-	502,952
International equities	27,110	-	-	27,110	23,167	-	-	23,167
Preferred stocks	758	-	-	758	226	-	-	226
Synthetic investment contracts:
U.S. government and agency securities	265,648	99,784	-	365,432	190,850	135,909	-	326,759
Mortgage related obligations	-	66,137	-	66,137	-	104,993	-	104,993
Investment grade corporate bonds(b)	-	160,370	-	160,370	-	158,173	-	158,173
Cash, cash equivalents and other investments	2,854	1,383	-	4,237	2,568	3,174	-	5,742
Mutual funds (c)	683,248	-	-	683,248	602,510	-	-	602,510
Fixed income securities:
U.S. government and agency securities	47,437	127,525	3,731	178,693	45,911	68,577	1,872	116,360
Mortgage related obligations	-	41,236	-	41,236	-	33,961	-	33,961
Investment grade corporate bonds(b)	-	80,892	2,053	82,945	-	60,951	-	60,951
Non-investment grade corporate bonds(b)	-	17,646	-	17,646	-	14,890	-	14,890
Cash, cash equivalents and other investments (d)	6,708	86,058	-	92,766	3,549	41,902	-	45,451

Total	$1,878,697	$1,717,437	$5,784	$3,601,918	$1,662,728	$1,512,979	$1,872	$3,177,579

(a)	The underlying securities held in commingled trust funds generally consist of marketable equity and fixed income securities.

(b)	Investment grade corporate bonds have an S&P rating of BBB- or higher and non-investment grade corporate bonds have an S&P rating of BB+ and below.

(c)	At December 31, 2010 and December 31, 2009, mutual funds include $474,470 and $416,834 in the Dodge & Cox Stock Fund and $208,778 and $185,676 in Fidelity BrokerageLink, respectively.

(d)	At December 31, 2010 and December 31, 2009, includes cash and cash equivalents of $92,776 and $42,297 and derivative contracts of ($10) and $3,154, respectively.

Time Warner Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following table reconciles the beginning and ending balances of the Plan’s assets classified as Level 3 for the year ended December 31, 2010 and December 31, 2009 (in thousands):

	December 31, 2010			December 31, 2009
	Investment	US		US
	Grade	Government		Government
	Corporate	and Agency		and Agency
	Bonds	Securities	Total	Securities	Total

Balance at beginning of period	$-	$1,872	$1,872	$-	$-
Actual return on plan assets:
Relating to assets still held at end of period	-	(16)	(16)	-	-
Relating to assets sold during the period	-	-	-	-	-
Purchases, sales, issuances and settlements	-	867	867	1,872	1,872
Transfers in and/or out of Level 3	2,053	1,008	3,061	-	-

Balance at end of period	$2,053	$3,731	$5,784	$1,872	$1,872

The following is a description of the valuation methodologies used for assets measured at fair value. Investments are recorded by the Plan on a trade date basis at fair value.
Commingled trust funds: Valued at the net asset value per unit at year end as reported to Fidelity by each fund company managing such trusts. Investments in the underlying commingled trust funds can generally be redeemed daily at net asset value.
Equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.
Synthetic investment contracts: The fair value of the benefit-responsive synthetic investment contracts is calculated by discounting the related cash-flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. As of December 31, 2010 and 2009, there were no reserves against contract values for credit risk of contract issuers or otherwise.
Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Time Warner Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Fixed income securities: Valued at the closing price reported on the active market on which the individual securities are traded. Securities not traded on an active market are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Due to the subjectivity involved in this assessment, these investments may be classified in Level 3 of the fair value hierarchy.
Cash equivalents and other investments: Cash equivalents consist of investments in short term investment funds valued at net asset value per unit equal to one dollar at year end. Other investments consist of foreign exchange, futures, option and swap contracts. Futures and option contracts are generally valued at closing settlement prices. Swap contracts are marked-to-market as the net amount due to and from the Plan in accordance with the terms of the contract based on the closing level of the relevant market rate of interest.
5. Transactions with Parties-in-Interest
Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock and/or cash for Employing Company Contributions to the Plan. There were no shares of Time Warner common stock contributed in 2010 and 2009 as Employing Company Contributions to the Plan. The Plan may also purchase or sell shares of Time Warner common stock directly from or to Time Warner, respectively. There were no purchases or sales of Time Warner common stock by the Plan directly from or to Time Warner in 2010 and 2009.
Certain Plan investments are managed by Fidelity. State Street Bank acts as sub-custodian for certain Plan investments. Therefore, Fidelity’s management of such Plan investments and State Street Bank’s holding such investments, as sub-custodian qualify as party-in-interest transactions.
6. Tax Status of Plan
The Plan has received a determination letter from the Internal Revenue Service (the “IRS”), dated May 13, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax exempt. The Plan is subject to audits, from time to time, by various authorities. The Administrative Committee believes that the Plan’s

Time Warner Savings Plan
Notes to Financial Statements (continued)
6. Tax Status of Plan (continued)
information statement on Form 5500 is subject to examination for years after 2006, however, there are currently no audits for any periods in progress.
7. Subsequent Events
On January 1, 2011, the following changes to the Plan became effective:
Deferral Limit for Highly Compensated Employees. The elective deferral limit for highly compensated employees increased from 10%, or 20% for Turner Broadcasting System, Inc. employees, to 50% for pre-tax contributions subject to the IRS limit.
Qualified Automatic Contribution Arrangement. The Plan was designated as a Qualified Automatic Contribution Arrangement and is designed to satisfy the safe harbor requirements. Accordingly, the Plan does not have to be tested for nondiscrimination.
Automatic Contribution Rates. With respect to participants who were automatically enrolled in the Plan at a pre-tax contribution rate of 3% prior to January 1, 2011 and have not changed their contribution rate, the contribution rate for such participants will automatically increase by 1% beginning on January 1, 2012 and will increase by 1% each January 1 thereafter to a maximum contribution rate of 6%. With respect to new eligible Plan participants who are automatically enrolled in the Plan on or after January 1, 2011 and have not changed their contribution rate, the automatic annual increases will take effect on the respective first anniversary of the participants’ enrollment in the Plan and continue on each subsequent anniversary date until the 6% maximum for automatic contributions is reached. Participants who are automatically enrolled in the Plan may change their contribution rate or opt out of the Plan at any time.
8. Reconciliation to Form 5500
The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2010 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan’s net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$3,560,140,091	$3,203,825,895
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	17,389,164	7,657,113

Net assets per the Form 5500	$3,577,529,255	$3,211,483,008

Time Warner Savings Plan
Notes to Financial Statements (continued)
8. Reconciliation to Form 5500 (continued)

Year Ended
December 31,
2010
Net investment income from the Plan per the financial statements	$371,197,574
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(7,657,113)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	17,389,164

Net investment income from the Plan per the Form 5500	$380,929,625

Supplemental Schedules

Time Warner Savings Plan
EIN: #13-4099534           Plan: #336
Schedule G, Part I – Loans or Fixed Income Obligations in Default or Classified as Uncollectible
December 31, 2010

				Amount Received
				During Reporting Year			Amount Overdue
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
		Detailed Description of Loan Including
		Dates of Making and Maturity, Interest
		Rate, the Type and Value of Collateral,
		any Renegotiation of The Loan and the	Original			Unpaid
Party-In-	Identity and Address of	Terms of the Renegotiation and Other	Amount of			Balance at
Interest	Obligor	Material Items	Loan	Principal	Interest	End of Year	Principal	Interest
	Glitnir Bank	GLITNIR 3ML+273.25 6/16 144A	$411,000	$-	$-	$27,508	$-	$27,508
	Glitnir Bank	GLITNIR BK MTN 6.33% 7/11 144A	279,000	-	-	17,661	-	17,661
	General Motors	GM 8.25% 7/15/23	1,672,000	-	-	137,940	-	137,940
	General Motors	GM GLBL 8.375% 7/15/33 DT	21,000	-	-	1,759	-	1,759
	Inn of the Mountain Gods Resort and Casino	INN OF MOUNT 12% 11/15/10	21,000	-	-	23,520	21,000	2,520
	Kaupthing Bank	KAUPTHING BK 5.75% 10/14/11 144A	120,000	-	-	6,900	-	6,900
	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	1,177,000	-	-	89,746	-	89,746
	Kaupthing Bank	KAUPTHING MTN 7.125% 5/19/16 144A	130,000	-	-	9,263	-	9,263
	Landsbankinn	LANDSBANKI IS MTN 6.1% 8/25/11	641,000	-	-	39,101	-	39,101
	Lehman Brothers	LEH 5.857% PERP-12 5/31/12	369,000	-	-	21,660	-	21,660
	Lehman Brothers	LEHMAN BROS HLD 6.75% 12/28/17	390,000	-	-	26,325	-	26,325
	Lehman Brothers	LEHMAN BROS 3ML 8/19/65	220,000	-	-	3,616	-	3,616
	Station Casinos Inc.	STATION CASINOS 6% 4/01/12	63,000	-	-	3,780	-	3,780
	Station Casinos Inc.	STATION CASINOS INC 7.75% 8/16	84,000	-	-	6,510	-	6,510
Records are being maintained by Fidelity for each of the overdue loans listed above. Fidelity will periodically contact each obligor (one who owes the plan money) for future collections of each fixed income obligation in default.

Time Warner Savings Plan
EIN: #13-4099534           Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year)
December 31, 2010

Shares or
Units	Description	Current Value

	Commingled Trust Funds
14,573,649	AllianceBernstein International Style Blend Collective Trust	$149,088,433
11,168,011	BlackRock EAFE Equity Index - Fund T	159,056,114
6,885,050	BlackRock Equity Index - Fund H	293,922,798
2,689,799	BlackRock Extended Equity - Market Fund K	122,332,051
9,439,414	BlackRock US Debt Index - Fund T	153,390,479
10,483,566	Wellington Trust Company Collective Investment Fund II Growth (Series 2)	158,616,360

	Total Commingled Trust Funds	$1,036,406,235

8,870,458	Time Warner Common Stock*	$285,362,634

	Other Common Stocks
123,362	ACI WORLDWIDE INC	$3,314,737
65,104	ACME PACKET INC	3,460,929
40,800	ACUITY BRANDS INC	2,352,936
46,100	AEROFLEX HLDG CORP	758,345
358,500	AES CORP	4,366,530
42,100	AETNA INC	1,284,471
29,500	AFLAC INC	1,664,685
17,800	ALIGN TECHNOLOGY INC	347,812
74,657	AMAZON.COM INC	13,438,260
30,300	AMERICAN EXPRESS CO	1,300,476
4,000	AMGEN INC	219,600
62,663	AMYRIS INC	1,671,849
105,413	ANADARKO PETROLEUM CORP	8,028,254
189,319	ANSYS INC	9,857,840
41,537	APPLE INC	13,398,175
156,263	ARES CAPITAL CORP	2,575,214
190,408	ASSOCIATED BANC CORP	2,884,681
44,700	ATHENAHEALTH INC	1,831,806
39,800	ATHEROS COMMUNICATIONS INC	1,429,616
367,387	ATMEL CORP	4,526,208
121,700	BANK OF AMERICA CORPORATION	1,623,478
142,190	BB&T CORP	3,738,175
30,900	BEST BUY CO INC	1,059,561
8,000	BJ’S RESTAURANTS INC	283,440
27,500	BLACKBOARD INC	1,135,750
3,400	BLACKROCK INC	647,972
10,000	BOOZ ALLEN HAMILTON HLDG CL A	194,300
37,616	BORGWARNER INC	2,721,894

Time Warner Savings Plan
EIN: #13-4099534           Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Common Stocks (continued)
39,550	BP PLC SPON ADR	$1,746,924
345,600	BR MALLS PARTICIPACOES SA	3,561,062
109,400	BRIGHTPOINT INC	955,062
169,680	CALPINE CORP	2,263,531
34,000	CAPITAL ONE FINANCIAL CORP	1,447,040
22,000	CATALYST HEALTH SOLUTIONS	1,022,780
419,516	CBS CORP CL B	7,991,780
88,400	CEPHEID INC	2,011,100
6,617	CHIPOTLE MEXICAN GRILL INC	1,407,171
81,400	CISCO SYSTEMS INC	1,646,722
392,100	CITIGROUP INC	1,854,633
128,074	CITY NATIONAL CORP	7,858,621
132,482	COLUMBIA BANKING SYSTEMS INC	2,790,071
42,434	COMMERCE BANCSHARES INC	1,685,903
78,100	COMMVAULT SYSTEMS INC	2,235,222
32,301	COMPASS MINERALS INTL INC	2,883,510
29,000	COMSTOCK RESOURCES INC NEW	712,240
30,805	CONCHO RESOURCES INC	2,700,674
24,600	CONCUR TECHNOLOGIES INC	1,277,478
26,350	CONOCOPHILLIPS	1,794,435
16,800	CONSTANT CONTACT INC	520,632
18,671	COOPER COMPANIES INC	1,051,924
13,700	CORE LABORATORIES NV	1,219,985
168,345	CROWN CASTLE INTL CORP	7,378,561
151,225	CSX CORP	9,770,647
160,689	DENBURY RESOURCES INC	3,067,553
20,200	DEXCOM INC	275,730
2,750	DIRECTV CL A	109,808
430,407	DISNEY (WALT) CO	16,144,567
18,800	DRIL-QUIP INC	1,461,136
35,149	DST SYSTEMS INC	1,558,858
243,500	EASTMAN KODAK CO	1,305,160
57,500	EBAY INC	1,600,225
55,422	EHEALTH INC	786,438
28,900	ELSTER GROUP SE ADR	488,410
51,400	EMC CORP	1,177,060
45,409	EMERGENCY MEDICAL SVCS CL A	2,933,875
9,500	ENERNOC INC	227,145

Time Warner Savings Plan
EIN: #13-4099534           Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Common Stocks (continued)
104,828	EURONET WORLDWIDE INC	$1,828,200
1,354,796	FIRST HORIZON NATIONAL CORP	15,959,497
1,138,988	FIRST NIAGARA FINL GROUP INC	15,923,052
67,100	FIRSTMERIT CORP	1,327,909
418,462	FORD MOTOR CO	7,025,977
12,200	FRESH MARKET INC	502,640
371,711	FULTON FINANCIAL CORP	3,843,492
131,341	GAMESTOP CORP CL A	3,005,082
106,100	GENERAL ELECTRIC CO	1,940,569
414,007	GENERAL MOTORS CO	15,260,298
65,800	GENWORTH MI CANADA INC	1,820,337
42,700	GILEAD SCIENCES INC	1,547,448
178,549	GLACIER BANCORP INC	2,697,875
9,075	GOLDMAN SACHS GROUP INC	1,526,052
5,200	GREEN DOT CORP	295,048
6,100	GREENHILL & CO INC	498,248
75,800	GSI COMMERCE INC	1,758,560
25,457	HARMAN INTL IND INC NEW	1,178,659
21,700	HEALTH MGMNT ASSOC INC CL A	207,018
6,700	HEARTWARE INTERNATIONAL INC	586,719
75,834	HENRY (JACK) & ASSOCIATES INC	2,210,561
43,050	HEWLETT-PACKARD CO	1,812,405
68,400	HEXCEL CORPORATION	1,237,356
16,900	HIBBETT SPORTS INC	623,610
21,100	HMS HOLDINGS CORP	1,366,647
15,400	HOME INNS &HO MGT INC SPON ADR	630,784
222,593	HONEYWELL INTL INC	11,833,044
60,300	ICONIX BRAND GROUP INC	1,164,393
60,600	IDEX CORPORATION	2,370,672
35,600	INCYTE CORP	589,536
241,552	INFORMATICA CORP	10,635,535
33,594	INTEGRATED DEVICE TECH INC	223,736
61,800	INTEL CORP	1,299,654
12,900	INTL BUS MACH CORP	1,893,204
60,834	INTUITIVE SURGICAL INC	15,679,964
16,600	ITC HLDGS CORP	1,028,868
270,848	JEFFERIES GROUP INC	7,212,682
13,000	JOHNSON & JOHNSON	804,050

Time Warner Savings Plan
EIN: #13-4099534           Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Common Stocks (continued)
137,664	JONES LANG LASALLE INC	$11,552,763
42,900	JPMORGAN CHASE & CO	1,819,818
15,800	K12 INC	452,828
151,378	KEY ENERGY SERVICES INC	1,964,886
80,760	LIVE NATION ENTERTAINMENT INC	922,279
104,100	LKQ CORP	2,365,152
26,700	LOGMEIN INC	1,183,878
15,700	LULULEMON ATHLETICA INC	1,074,194
28,286	MAGELLAN HLTH SERVICES INC	1,337,362
6,700	MAKEMYTRIP LIMITED	181,101
62,200	MASIMO CORP	1,808,154
3,820	MASTERCARD INC CL A	856,100
51,100	MB FINANCIAL INC	885,052
26,600	MECOX LANE LTD ADR	197,106
19,200	MEDTRONIC INC	712,128
6,600	MERCADOLIBRE INC	439,890
36,000	MERCK & CO INC NEW	1,297,440
25,400	METLIFE INC	1,128,776
311,192	MF GLOBAL HOLDINGS LTD	2,601,565
221,250	MGIC INVESTMENT CORP	2,254,538
57,600	MICROSEMI CORP	1,319,040
52,700	MICROSOFT CORP	1,471,384
15,900	MIDDLEBY CORP	1,342,278
328,534	MONEYGRAM INTERNATIONAL INC	890,327
49,500	MONRO MUFFLER BRAKE INC	1,712,205
181,653	MONSANTO CO NEW	12,650,315
38,600	MOOG INC CL A	1,536,280
31,900	MORGAN STANLEY	867,999
142,194	MYRIAD GENETICS INC	3,247,711
41,200	NANOMETRICS INC	528,596
24,100	NETSUITE INC	602,500
300,907	NEW GOLD INC	2,936,852
395,968	NUANCE COMMUNICATIONS INC	7,198,698
19,800	NXSTAGE MEDICAL INC	492,624
58,725	NYSE EURONEXT	1,760,576
462,500	OGX PETROLEO E GAS PART SA	5,573,800
25,500	OLD DOMINION FREIGHT LINES INC	815,745
48,259	OPENTABLE INC	3,401,294

Time Warner Savings Plan
EIN: #13-4099534           Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Common Stocks (continued)
186,468	ORACLE CORP	$5,836,448
98,690	PACIFIC BIOSCIENCES OF CALI INC	1,570,158
47,226	PARAMETRIC TECHNOLOGY CORP	1,064,002
189,687	PARK STERLING BANK	1,168,472
18,325	PEPSICO INC	1,197,172
46,100	PFIZER INC	807,211
2,029	PICO HOLDINGS INC	64,522
337,196	PNC FINANCIAL SERVICES GRP INC	20,474,541
83,276	PRECISION CASTPARTS CORP	11,592,852
7,200	PSS WORLD MEDICAL INC	162,720
33,325	QUALCOMM INC	1,649,254
6,600	QUALITY SYSTEMS INC	460,812
23,700	QUEST SOFTWARE INC	657,438
12,500	REALD INC	324,000
24,100	REGAL-BELOIT CORP	1,608,916
33,700	REGENERON PHARMACEUTICALS INC	1,106,371
21,500	REINSURANCE GROUP OF AMERICA	1,154,765
24,450	RESEARCH IN MOTION LTD	1,421,279
20,900	RIVERBED TECHNOLOGY INC	735,053
64,500	ROBBINS & MYERS INC	2,307,810
28,400	ROVI CORPORATION	1,761,084
90,803	RUE21 INC	2,661,436
56,350	SALESFORCE.COM INC	7,438,200
300,510	SENSATA TECHNOLOGIES HOLDG BV	9,048,356
36,766	SIRONA DENTAL SYSTEMS INC	1,536,083
46,409	STANCORP FINL GROUP INC	2,094,902
204,839	STARWOOD HTLS & RESRT WRLDWIDE	12,450,114
216,428	STATE STREET CORP*	10,029,274
12,100	STRATASYS INC	394,944
162,774	SUSQUEHANNA BANCSHARES INC PA	1,575,652
5,500	TESLA MOTORS INC	146,465
55,350	TEXAS INSTRUMENTS INC	1,798,875
24,100	THOMAS & BETTS CORP	1,164,030
30,786	TORCHMARK CORP	1,839,156
14,400	TRANSOCEAN LTD	1,000,944
22,500	TREEHOUSE FOODS INC	1,149,525
32,400	ULTA SALON COSMETICS & FRG INC	1,101,600
51,150	UNITED CONTINENTAL HLDGS INC	1,218,393

Time Warner Savings Plan
EIN: #13-4099534           Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Common Stocks (continued)
30,050	UNITEDHEALTH GROUP INC	$1,085,106
13,700	UNIVERSAL DISPLAY CORP	419,905
119,953	VAIL RESORTS INC	6,242,354
13,500	VANCEINFO TECH INC ADR	466,290
29,500	VARIAN SEMICONDCT EQP ASSC INC	1,090,615
9,700	VERA BRADLEY INC	320,100
17,950	WAL MART STORES INC	968,044
13,162	WASTE CONNECTIONS INC	362,350
743,168	WELLS FARGO & CO	23,030,776
172,161	WHITNEY HOLDING CORP	2,436,078
460,718	WILLIAMS-SONOMA INC	16,443,025
31,535	WYNN RESORTS LTD	3,274,594
20,300	YUM BRANDS INC	995,715

	Total Other Common Stocks	$586,681,063

	Preferred Stocks
13625	CITIGROUP CAP XIII 7.875% PFD	$366,649
13,800	CITIGROUP CAP XII 8.5% PFD	365,148
25,550	FREDDIE MAC 8.375% PREF PERP	16,071
17,900	FNMA 8.25% PFD S PERP	10,024
800	FNMA 0%/10YR CMT+237.5PFD PERP	608

	Total Preferred Stocks	$758,500

	Synthetic Investment Contracts
	(CASH)	$64,569
2,788,921	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS I	2,788,921
1,350,000	ABBEY NATL 3.875% 11/10/14 144A	1,345,177
586,000	ALABAMA POWER 4.85% 12/15/12	629,797
870,000	ALLYA 10-4 A3 ABS .91 11/17/14	864,782
790,000	ALLYA 2010-1 A3 1.45% 5/14	794,508
15,751	AMCAR 2006-1 C 5.28% 11/11	15,811
319,455	AMCAR 2006-BG A4 5.21% 9/13	326,614
606,000	AMER HONDA 2.5% 9/21/15 144A	602,651
1,220,000	AMERICAN EX CC 2.75% 9/15/15	1,210,162
300,000	AMERICAN HONDA 2.375% 3/13 144A	307,081
600,000	AMERICN EX FDIC 3.15% 12/09/11	616,410
217,000	APART 2007-1 B 5.35% 9/13	224,460
133,000	APART 2007-1 C 5.43% 7/11	137,714

Time Warner Savings Plan
EIN: #13-4099534           Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
2,430,000	AT&T INC 2.5% 8/15/15	$2,446,942
483,000	AT&T WIRE GLBL 8.125 5/1/12 DT	534,162
1,050,000	BAAT 2010-2 A3 2.4% 7/14	1,058,819
80,495	BACM 2003-2 A2 4.342% 3/41	81,457
504,047	BACM 2005-3 A2 CSTR 7/43	509,625
4,714,301	BACM 2005-3 XP CSTR 7/43	29,249
11,277,212	BACM 2005-5 XP CSTR 10/45	20,232
11,623	BACM 2006-5 A1 5.185% 9/47	11,669
445,000	BALTIMORE G&E 6.125% 7/01/13	504,751
2,030,000	BANK AMER 4.5% 4/1/15	2,085,998
1,890,000	BANK AMER FDG 3.7% 9/1/15	1,899,127
990,000	BANK NOVA SCOTIA 2.25% 1/22/13	1,017,867
311,000	BANK NY MELLO GLB 4.95 11/12	336,249
1,900,000	BANK OF NOVA SC 2.05% 10/07/15	1,862,510
1,690,000	BARCLAYS MTN 2.5% 1/23/13	1,735,980
1,247,000	BAXTER INTL 1.8% 3/15/13	1,273,237
15,662	BAYC 2004-3 M2 1ML+100 1/35	9,871
58,714	BAYC 2007-4A M1 1ML+95 9/37	12,344
58,714	BAYC 2007-4A M2 1ML+105 9/37	9,996
155,173	BAYC 2007-4A M4 1ML+160 9/37	20,229
155,173	BAYC 2007-4A M5 1ML+175 9/37	16,354
155,173	BAYC 2007-4A M6 1ML+195 9/37	14,032
327,000	BB&T CORP GLBL 6.5% 8/01/11	346,365
266,000	BEAR STEARNS CO INC 5.35% 2/12	284,277
1,170,000	BERK HATH INC 2.125% 2/11/13	1,204,618
392,000	BHP BILLITON 5.125% 3/29/12	417,439
1,220,000	BMONT Q 2.125% 6/28/13	1,241,854
810,000	BMWLT 2010-1 A3 1.18% 4/13	810,396
350,000	BNP PARIBAS 2.125% 12/21/12	355,848
610,000	BNP PARIBAS MTN 3.25% 3/11/15	622,575
2,079,000	BOA FDIC 3.125% 6/15/12	2,156,141
550,000	BOA FDIC GTD MTN 2.1% 4/30/12	563,377
666,000	BONY MTN 4.3% 5/15/14	714,278
1,010,000	BP CAPITAL MARKETS 3.125% 3/12	1,042,498
601,872	BRHEA 2006-A A2R 3ML+75 12/41	601,105
547,752	BSCMS 2006-PW12 A2 5.688 9/38	554,961
335,620	BSCMS 2006-T24 A1 CSTR 10/41	341,101
29,212	BSCMS 2007-PW15 A1 5.016% 2/44	29,820

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
335,939	BSCMS 2007-PW17 A1 5.282% 6/50	$343,230
169,824	BSCMS 2007-T28 A1 5.422% 9/42	174,849
58,891,655	BSCMS 2007-T28 X2 CSTR 9/42	475,953
1,800,000	C 6.5% 08/13 SNR DT	2,019,406
530,000	CANADIAN IMP BK 2.35% 12/11/15	518,956
399,000	CARAT 2007-1 B 5.15% 9/12	411,764
1,773,000	CARGILL INC 6.375% 6/12 144A	1,909,116
454,000	CATERPILLAR FIN SVC MTN 2% 4/13	464,021
610,000	CATERPILR FI INC MTN 1.55% 12/13	610,867
328,000	CATERPILR FIN 2.75% 6/24/15	332,942
700,000	CCCIT 2006-A4 A4 5.45% 5/13	717,655
1,000,000	CCCIT 2009-A3 A3 2.7% 6/13	1,011,452
610,000	CFAST 2010-A A3 .91% 8/13	609,251
740,000	CHAIT 2007-A17 A 5.12% 10/14	796,431
1,130,000	CHAIT 2008-A4 A4 4.65% 3/15	1,218,029
730,000	CHAIT 2008-A9 A9 4.3% 5/13	741,428
2,330,000	CHAIT 2009-A3 A3 2.4% 6/13	2,351,813
545,000	CIBC 1.45% 9/13/13	545,558
2,800,000	CITI FDG FDIC 1.875% 10/22/12	2,866,138
1,410,000	CITIBANK FDIC MTN 1.875% 6/4/12	1,436,714
1,700,000	CITIGR FDG FDIC 1.875% 11/15/12	1,738,340
1,200,000	CITIGROUP 4.75% 5/19/15	1,263,166
224,000	CITIGROUP 5.125% 5/5/14	239,462
1,271,000	CITIGROUP 6.375% 8/12/14	1,436,003
1,529,000	CITIGROUP FDIC 2.875% 12/09/11	1,566,970
656,000	COCA-COAL ENT 1.125% 11/12/13	650,612
910,000	COCA-COLA CO 1.5% 11/15/15	875,200
70,000	COMERICA INC 3% 9/16/15	69,813
643,000	COMET 2006-A6 A6 5.3% 2/14	652,882
2,048,000	COMET 2009-A2 A2 3.2% 4/14	2,074,156
213,168	COMM 2005-C6 A2 CSTR 6/44	213,909
5,570,632	COMM 2005-C6 XP CSTR 6/44	18,113
3,180,000	COMMONWETH MTN 2.9% 9/17/14 144A	3,348,120
592,000	CON EDISON NY 5.55% 4/1/14	659,309
380,000	COPAR 2007-1 B1 5.76% 12/13	387,426
331,000	COVIDIEN INT GLB 5.45% 10/12	360,583
610,000	COVIDIEN INTL 1.875% 6/15/13	617,813
484,074	CPS 2006-D A4 5.115% 08/13	493,532

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
999	CPS 2007-C A3 5.43% 5/12 144A	$1,004
550,000	CREDIT SUIS(NY)MTN 3.5% 3/23/15	568,606
3,694,000	CREDIT SUISSE NY 5% 5/15/13	3,999,386
206,379	CSFB 2002-CP5 A1 4.106% 12/35	210,169
169,498	CSFB 2003-C5 A3 4.429% 12/36	174,101
118,708	CSFB 2004-C1 A3 4.321% 1/37	120,489
29,366	CSMC 2007-C1 A1 5.227% 2/40	29,605
8,485	CSMC 2007-C2 A1 5.237% 1/49	8,521
817,000	DAIMLER CHRYSLER 6.5% 11/15/13	931,686
1,978,000	DBS BK LTD 5.125% VAR 5/17 144A	2,059,862
730,000	DCAT 2006-C B 5.11% 4/13	732,681
600,000	DEERE J CAPMTN 1.875% 6/17/13	607,482
1,491,000	DEUTSCHE TEL 5.375% 3/23/11	1,527,901
555,000	DIAGEO CPTL GLB 5.2% 1/30/13	610,622
402,000	DOMINION RESOUR 2.25% 9/1/15	399,182
1,004,000	EDP FINANCE BV5.375% 11/12 144A	1,025,931
584,000	ENEL FIN INTL 5.7% 1/15/13144A	634,939
270,000	ERP OPERAT LP 5.5% 10/1/12	295,169
935,000	FHLB 0.875% 12/27/13	926,891
1,885,000	FHLB 1.625% 11/21/12	1,922,580
2,360,000	FHLB 1.875% 6/21/13	2,416,231
1,120,755	FHLG 15YR 4.50% 8/18 #E98688	1,185,329
336,750	FHLG 15YR 4.50% 9/18 #E99205	356,152
527,979	FHLG 15YR 4.50% 10/18 #E99833	558,399
289,491	FHLG 15YR 4.50% 11/18 #B10931	306,171
1,164,056	FHLG 15YR 5.00% 3/19 #G13052	1,246,979
1,648,763	FHLG 15YR 5.00% 6/24 #G13598	1,766,216
406,866	FHLG 15YR 5.50% 4/18 #G11389	440,248
409,837	FHLM ARM 3.53% 4/40 #1B4657	425,439
366,734	FHLM ARM 3.58% 4/40 #1B4702	381,385
36,230	FHLM ARM 3.88% 1/35 #848084	37,907
19,195	FHLM ARM 4.305 6/35 #848083	20,208
62,380	FHLM ARM 4.68% 1/36 #847584	65,630
282,173	FHLM ARM 4.69% 11/35 #1B2428	297,482
204,323	FHLM ARM 4.83% 11/35 #1Q0166	215,318
184,742	FHLM ARM 4.93% 9/35 #1K1215	194,089
132,852	FHLM ARM 5.26% 1/36 #1J1274	140,240
161,766	FHLM ARM 5.37% 12/35 #1N0106	167,934

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
221,353	FHLM ARM 5.62% 12/35 #1N0117	$229,595
25,136	FHLM ARM 5.78% 10/35 #1N0063	26,699
106,874	FHLM ARM 4.199% 8/36 #848185	112,389
204,683	FHLM ARM 4.277% 2/35 #848090	215,892
1,464,283	FHLM ARM 4.482% 4/35 #848088	1,526,332
28,942	FHLM ARM 4.485% 1/35 #848089	30,544
168,805	FHLM ARM 4.542% 4/35 #848085	177,860
140,474	FHLM ARM 4.571% 3/35 #848186	147,599
3,755	FHLM ARM 4.889% 3/33 #847126	3,966
157,429	FHLM ARM 4.941% 11/35 #1J1228	165,771
54,392	FHLM ARM 5.084% 8/35 #1J0005	57,458
93,409	FHLM ARM 5.34% 6/35 #1L0097	98,556
3,241,000	FHLMC .375% 11/30/12	3,224,036
6,280,000	FHLMC .625% 12/28/12	6,271,726
1,415,000	FHLMC 1.75% 9/10/15	1,398,477
1,500,000	FHLMC 2.5% 1/07/14	1,578,163
448,000	FHLMC 4.125% 12/21/12	478,019
2,539,000	FHLMC 4.5% 1/15/14	2,843,754
2,570,000	FHLREF NTS BE 2.5% 4/23/14	2,674,862
64,105	FHR 2290 C 6% 2/31	69,537
97,902	FHR 2313 C 6% 5/31	105,244
130,679	FHR 2394 KD 6% 12/16	142,001
71,276	FHR 2417 EH 6% 2/17	77,159
46,390	FHR 2508 UL 5% 12/16	47,246
55,070	FHR 2667 PC 3.8% 1/18	55,641
749,355	FHR 2763 PD 4.5% 12/17	779,301
1,152,561	FHR 2780 QD 4.5% 3/18	1,202,864
690,000	FHR 2866 XE 4% 12/18	723,865
134,283	FHR 2970 YA 5% 9/18	137,943
3,204,472	FHR 3555 CM 4% 12/14	3,320,544
3,458,350	FHR 3555 KH 4% 12/14	3,605,471
562,673	FHR 3560 LA 2% 8/14	569,897
877,719	FHR 3573 LC 1.85% 8/14	887,925
5,180,000	FNMA .375% 12/28/12	5,147,284
5,200,000	FNMA .5% 10/30/12	5,190,657
4,559,000	FNMA 0.75% 12/18/13	4,509,311
5,515,000	FNMA 1% 9/23/13	5,521,669
510,000	FNMA 1.125% 7/30/12	516,866

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
820,000	FNMA 1.25% 8/20/13	$829,088
12,079,343	FNMA 15YR 3.50% 12/25 #AE0368	12,219,325
552,768	FNMA 15YR 4.00% 9/18 #734729	578,751
431,278	FNMA 15YR 4.50% 6/19 #745278	457,475
269,749	FNMA 15YR 4.50% 7/20 #745874	286,176
207,264	FNMA 15YR 4.50% 7/20 #888653	219,854
124,948	FNMA 15YR 4.50% 8/18 #730721	132,557
4,339,139	FNMA 15YR 4.50% 8/24 #AD0117	4,603,385
173,804	FNMA 15YR 4.50% 11/18 #725857	184,388
8,311	FNMA 15YR 7.00% 1/16 #535662	9,006
1,052	FNMA 15YR 7.00% 3/12 #349639	1,089
9,849	FNMA 15YR 7.00% 3/17 #633169	10,729
3,548	FNMA 15YR 7.00% 5/15 #495848	3,832
20,201	FNMA 15YR 7.00% 8/14 #783427	21,619
7,804	FNMA 15YR 7.00% 11/18 #735420	8,452
1,277,000	FNMA 2.5% 5/15/14	1,328,986
4,750,000	FNMA 2.75% 3/13/14	5,003,949
28,915	FNMA 20YR 5.50% 10/22 #254522	31,404
250,000	FNMA 4.375% 9/15/12	269,102
4,355,000	FNMA 4.625% 10/15/13	4,822,787
2,361,000	FNMA 4.75% 11/19/12	2,553,548
588,411	FNMA ARM 4.49% 4/35 #AD0176	618,059
47,254	FNMA ARM 2.94% 8/35 #AD0710	49,549
543,908	FNMA ARM 3.20% 1/40 #AC0599	563,294
67,315	FNMA ARM 3.32% 9/34 #AD0177	70,508
623,869	FNMA ARM 3.60% 3/40 #AD1555	651,584
1,331,386	FNMA ARM 3.92% 2/39 #AC0036	1,384,173
235,915	FNMA ARM 4.21% 5/35 #889946	247,013
496,478	FNMA ARM 4.285% 7/33#AD0066	519,857
296,029	FNMA ARM 4.30% 2/35 #995017	309,244
397,632	FNMA ARM 4.38% 10/37 #AD0713	419,083
243,456	FNMA ARM 4.53% 12/34 #802852	255,280
308,578	FNMA ARM 4.58% 7/35 #826362	323,565
380,403	FNMA ARM 4.59% 7/35 #995016	399,979
219,376	FNMA ARM 4.68% 11/34 #735011	229,998
42,637	FNMA ARM 4.75% 5/35 #815626	44,757
65,763	FNMA ARM 4.82% 2/36 #AD0175	68,867
108,570	FNMA ARM 4.96% 6/35 #825388	114,001

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
50,396	FNMA ARM 5.12% 6/35 #823810	$53,252
13,463	FNMA ARM 5.280% 3/35 #843014	13,954
17,635	FNMA ARM 6.25% 6/36 #886983	18,518
1,153,771	FNMA ARM 4.198% 11/34 #841068	1,213,038
94,786	FNMA ARM 4.428% 7/36 #555923	98,878
236,331	FNMA ARM 4.564% 4/33 #713937	244,233
137,355	FNMA ARM 4.58% 7/35 #995273	144,653
4,017	FNMA ARM 4.653% 3/35 #816322	4,175
6,863	FNMA ARM 4.765% 1/34 #995274	7,225
40,745	FNMA ARM 4.893% 10/35 #847787	42,366
24,995	FNMA ARM 4.898% 5/35 #995272	26,319
9,982	FNMA ARM 5.344% 7/35 #834917	10,331
22,829	FNMA ARM 5.349% 12/34 #843013	23,600
151,154	FNMA ARM 5.541% 11/36 #745972	159,645
38,780	FNMA ARM 3.752% 10/33 #755148	40,065
22,782	FNMA ARM 3.753% 10/33 #746320	23,891
2,614	FNMA ARM 3.984% 5/33 #703915	2,731
8,324	FNMA ARM 4.293% 3/35 #815586	8,704
14,706	FNMA ARM 4.358% 10/33 #754672	15,238
245,629	FNMA ARM 4.512% 12/36 #995606	259,122
64,649	FNMA ARM 4.513% 12/34 #802695	67,336
278,818	FNMA ARM 4.53% 10/35 #995414	291,988
299,302	FNMA ARM 4.545% 12/36 #995607	314,596
1,413,000	FNMA ARM 4.55% 10/35 #995415	1,481,529
23,266	FNMA ARM 4.801% 2/33 #695019	24,057
17,415	FNMA ARM 5.05% 7/34 #801635	18,179
107,289	FNMA ARM 5.075% 7/34 #995609	113,414
111,609	FNR 2002-56 MC 5.5% 9/17	120,158
141,961	FNR 2004-15 AB 4% 9/17	147,147
216,849	FNR 2004-3 HA 4% 7/17	223,059
1,770,956	FNR 2008-95 AD 4.5% 12/23	1,874,070
587,413	FNR 2010-123 DL 3.5% 11/25	611,181
923,408	FNR 2010-143 B 3.5% 12/25	961,596
587,895	FORDO 2006-B B 5.43% 2/12	593,107
390,000	FORDO 2006-C B 5.3% 6/12	399,625
230,000	FORDO 2007-A B 5.6% 10/12	240,254
741,123	FORDO 2009-B A3 2.79% 8/13TALF	751,788
460,000	FORDO 2009-C A4 4.43% 11/14	490,403

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
400,000	FORDO 2009-D A3 2.17% 10/13	$404,910
700,000	FORDO 2009-E A3 1.51% 1/14	705,793
560,000	FORDO 2010-B A3 0.98% 10/14	561,725
847,000	FRANCE TELE MTN 4.375% 7/14 DT	922,803
202,000	FRANCE TELECOM 2.125% 9/16/15	197,886
118,000	FRNK 2006-1 B1 5.14% 7/14	118,702
418,000	FRNK 2007-1 B 5.13% 2/15	431,801
31,453,158	GCCFC 2007-GG11 XP .48% 12/49	304,572
598,000	GE CAP CORP 2.25% 11/9/15	576,834
3,434,000	GE CAP CORP 3.5% 8/12	3,603,700
3,238,000	GE CAP FDIC 3% 12/09/11	3,321,781
2,160,000	GE CAP FDIC GMTN 2% 9/28/12	2,217,486
1,916,000	GE CAP FDIC MTN 2.625% 12/28/12	1,987,666
345,000	GE CAP MTN 2.8% 1/08/13	357,336
362,000	GE CAP MTN 3.5% 6/28/15	368,413
16,682,061	GECMC 2007-C1 XP CSTR 12/49	98,208
1,700,000	GEMNT 2009-3 A 2.54% 9/14	1,722,344
1,316,000	GENERAL ELEC MTN 1.875% 9/13	1,323,901
327,000	GLAXOSMTH KLINE 4.85% 5/15/13	357,082
134,928	GMACC 2004-C2 A2 CSTR 8/38	136,788
1,704,962	GMACC 2005-C1 X2 CSTR 5/43	15,210
989,000	GOLDMAN FDIC 3.25% 6/15/12	1,028,105
600,000	GOLDMAN SA FDIC 2.15% 3/12	615,482
422,000	GOLDMAN SACHS 4.75% 7/15/13 DT	458,789
951,000	GOLDMAN SACHS MTN 3.7% 8/1/15	983,940
8,147	GPMH 2001-1 IA 1ML+34 4/32	8,084
53,724	GSALT 2007-1 B 5.53% 12/14	55,085
370,000	GSMS 2005-GG4 A3 4.607 7/39	377,045
300,344	GSMS 2006-GG6 A2 5.506% 4/38	303,295
350,000	GSMS 2006-GG8 A2 5.479 11/39	357,929
477,230	HAROT 2009-3 A3 2.31% 5/13	483,051
240,000	HAROT 2010-1 A4 1.98% 5/23/16	244,298
670,000	HAROT 2010-2 A3 1.34% 3/14	675,314
1,270,000	HAROT 2010-3 A3 .7% 5/13	1,264,380
380,000	HART 2009-A A3 2.03% 8/13	384,659
556,642	HAT 2007-1 A4 5.33% 11/13	564,630
555,000	HSBC USA FDIC 3.125% 12/16/11	570,044
910,000	ING BANK NV 2% 10/18/13 144A	902,733

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
434,000	JACKSON NATL 5.375% 5/8/13 144	$472,387
277,000	JOHN DEERE CAP 2.95% 3/9/15	287,098
2,975,000	JPMC CO MTN 4.65% 6/14	3,187,010
31,298	JPMCC 07-LDP10 A-1 5.122% 1/49	31,654
625,745	JPMCC 2004-CB9 A2 CSTR 6/41	633,497
615,000	JPMCC 2005-LDP2 A3 4.697% 7/42	632,381
15,254,912	JPMCC 2005-LDP4 X2 CSTR 10/42	63,671
267,167	JPMCC 2006-LDP7 A2 CSTR 4/45	271,542
110,737	JPMCC 2006-LDP9 A1 CSTR 5/47	112,117
2,028,000	JPMORGAN CHASE CO 3.4% 6/24/15	2,069,404
817,000	JPMORGAN FDIC 3.125% 12/1/11 DT	839,466
192,753	JPMRT 2006-A A4 5.14% 12/14	193,525
19,738,893	LBUBS 04-C1 XCP 1.0542% 1/17/2034	14,011
904	LBUBS 2000-C5 A2 6.51% 12/26	908
1,505,557	LBUBS 2000-C5 E 7.29% 12/32	1,511,442
361,364	LBUBS 2001-C3 B 6.512% 6/36	370,543
15,704,704	LBUBS 2005-C5 XCP CSTR 9/40	121,448
18,323,861	LBUBS 2005-C7 XCP CSTR 11/40	77,253
7,119	LBUBS 2006-C3 A1 5.478% 3/32	7,145
149,993	LBUBS 2006-C6 A1 5.23% 9/39	150,507
36,463	LBUBS 2006-C7 A1 5.279% 11/38	37,013
82,275	LBUBS 2007-C1 A1 CSTR 2/40	83,933
180,732	LLL 1997-LLI D 7.15% 10/34	186,006
1,651,000	MANUFTRS & TRD 3.85% VAR 4/1/13	1,638,839
500,000	MASSMUTUAL GL 3.625% 7/12 144A	526,535
520,000	MBART 2009-1 A3 1% 1/15/14	525,567
600,000	MERCK & CO INC 2.15% 1/15/16	593,245
600,000	MERRILL LYN CO 5.45% 2/05/13	646,138
346,000	MERRILL LYNCH 5.45% 7/15/14	372,457
1,253,000	MET LIFE GBL 2.875% 9/17/12 144	1,294,649
1,000,000	MET LIFE GLBL 2.5% 9/29/15 144A	991,870
959,000	METROPOLITAN MTN 2.5% 1/13 144A	991,266
917,000	MIDAMERICAN ENRG 5.65% 7/15/12	1,003,665
61,390	MLCFC 2007-6 A1 5.175% 3/51	62,323
141,000	MLCFC 2007-8 A1 4.622% 8/49	144,065
478,384	MLMT 2004-MKB1 A2 4.353% 2/42	480,273
1,030,107	MLMT 2005-MKB2 XP CSTR 9/42	6,000
199,000	MONUMENTAL GLBL 5.5% 4/13 144A	215,052

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
1,450,000	MORGAN STAN FDIC 3.25% 12/1/11	$1,491,655
610,000	MORGAN STANLEY 3.45% 11/2/15	598,172
610,000	MORGAN STANLEY 4% 7/24/15	623,668
2,228,000	MORGAN STANLEY 4.1% 1/26/15	2,299,670
720,000	MORGAN STANLEY 6% 5/13/14	783,706
236,252	MSC 2006-HQ9 A1 5.49% 7/44	239,356
32,973	MSC 2006-T23 A1 5.682% 8/41	33,328
91,315	MSC 2007-HQ11 A1 5.246% 2/44	92,718
151,942	MSC 2007-IQ13 A1 5.05% 3/44	154,310
100,928	MVCOT 2006-2A A 5.417% 10/28	103,514
34,779	MVCOT 2006-2A B 5.467% 10/28	32,447
15,809	MVCOT 2006-2A C 5.766% 10/28	14,945
750,000	NALT 2009-B A3 1% 1/15	755,753
480,000	NALT 2010-A A2 1.1% 3/13	480,748
570,000	NALT 2010-B A3 1% 12/15/13	569,119
750,000	NATL AUST BK 5.35% 6/12/13 144	814,448
1,767,000	NATLAUST BK 2.35% 11/16/12 144A	1,805,643
463,817	NEF 2005-1 A5 4.74% 10/45	465,031
910,000	NORDEA BK AG 1.75% 10/4/13 144A	909,356
165,000	NORTHERN TR CO 4.625% 5/1/14	179,658
175,000	NORTHERN TRUST CO 5.5% 8/15/13	197,356
670,000	NY LIFE 2.25% 12/14/12 144A	687,094
921,000	NYLIFE GLB 4.65% 5/9/13 144A	996,606
114,000	ORIX CORP 5.48% 11/22/11	118,963
540,000	PACIFIC GAS & ELEC 6.25% 12/13	608,164
624,000	PECO ENERGY MTN 5.6% 10/15/13	698,461
595,000	PEPSICO INC 7.9% 11/01/18	773,369
970,000	PNC FUND CORP MTN 3% 5/19/14	991,115
660,000	PNCFUND MTN 3.625% 2/8/15	691,913
660,000	PRICOA GLB 1 MTN 5.45% 6/14 144A	733,672
345,000	PRICOA GLB FDG 5.4% 10/12 144A	373,159
481,000	PUBLIC SVC ELEC 2.7% 5/01/15	487,447
590,000	RABOBANK NED 3.2% 3/11/15 144A	606,389
2,815,000	RABOBANK NEDER 2.65% 8/12 144A	2,915,312
600,000	RBS 3.4% 08/13 SNR	613,291
1,709,000	ROYAL BK CANADA 1.125% 1/15/14	1,689,887
982,000	ROYAL BK CDA GMTN 2.625% 12/15	985,131
1,690,000	ROYAL BK SCT 1.5% 3/30/12 144A	1,706,741

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
1,080,000	SANTANDER US 2.485% 1/13 144A	$1,057,275
260,000	SBC COMM GLBL 5.875% 2/01/12	280,082
1,190,000	SHELL INTL MTN 1.875 3/25/13	1,213,898
464,000	SIMON PROPERTY 5.3% 5/30/13	507,941
198,749	SLMA 2004-A B 3ML+58 6/33	104,782
482,000	SOUTHERN CO 2.375% 9/15/15	477,785
239,000	SOUTHERN CO 4.15% 5/14	252,812
140,000	STATE ST CORP 4.3% 5/30/14 DT	150,304
2,382,000	SVENSKA MTN 2.875 9/14/12 144A	2,460,135
310,000	TAOT 2010-A A3 1.27% 12/13	312,050
370,000	TAOT 2010-B A3 1.04% 2/14	371,739
270,846	TAROT 2006-B A4 5.52% 11/12	271,998
624,531	TAROT 2006-C A4 5.31% 5/13	634,373
1,500,000	TELEFONICA EMIS 2.582% 4/26/13	1,508,200
928,000	TRANSCAPIT 5.67% 3/5/14 144A	1,001,025
989,000	UNCREDIT LUX 5.584/VAR 1/13/17	981,251
600,000	UNION BK NA 2.125% 12/16/13	599,488
610,000	US BANCORP 2.45% 7/27/15	612,479
284,000	US BANCORP 3.15% 3/4/15	295,061
1,030,000	US BANCORP MTN 4.2% 5/15/14	1,105,790
1,020,000	US CNTRL FED CU 1.9% 10/19/12	1,045,258
940,000	USAOT 2009-2 A3 1.54% 02/14	947,438
2,794,000	USTN .375% 9/30/12	2,790,019
5,227,000	USTN 0.75% 12/15/13	5,191,672
30,000,000	USTN 1.25% 8/31/15	29,302,680
37,520,000	USTN 1.375% 2/15/13	38,280,591
23,193,000	USTN 1.75% 3/31/14	23,752,064
16,475,000	USTN 1.75% 4/15/13	16,915,212
3,096,000	USTN 1.75% 7/31/15	3,108,766
6,549,000	USTN 1.875% 2/28/14	6,748,305
14,661,000	USTN 1.875% 4/30/14	15,041,384
2,866,000	USTN 1.875% 6/30/15	2,877,567
13,768,000	USTN 2% 11/30/13	14,198,790
5,225,000	USTN 2.125% 5/31/15	5,318,101
11,500,000	USTN 2.375% 10/31/14	11,950,669
1,546,000	USTN 2.375% 9/30/14	1,610,699
20,800,000	USTN 2.5% 3/31/15	21,663,255
22,501,000	USTN 2.5% 4/30/15	23,358,508

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
3,243,000	USTN 2.75% 10/31/13	$3,424,386
20,060,000	USTN 3.125% 10/31/16	21,033,585
17,852,900	USTN 3.125% 9/30/13	19,081,951
681,000	VERIZON COM INC 5.25% 4/15/13	747,991
540,000	VERIZON NE GLB 6.5% 9/15/11 DT	571,337
669,000	VERIZON WIRELESS 5.25% 2/1/12	714,849
2,047,000	VERIZON WRLSS 3.75% 5/20/11	2,080,837
310,000	VODAFONE GRP PLC 4.15% 6/10/14	326,616
289,000	VODAFONE GRP PLC 5.5% 6/15/11	295,998
733,774	VWALT 2009-A A3 3.41% 4/12	742,682
1,220,000	VWALT 2010-A A3 0.85% 11/13	1,217,750
504,000	VWIF 1.625% 8/12/13 144A	506,904
751,000	WAL MART STORES 2.25% 7/08/15	754,282
865,000	WALMART STORES MTN 3.2% 5/14	908,267
863,000	WALOT 2006-1 C 5.22% 11/12	865,715
186,141	WALOT 2006-1B 5.15% 7/12	186,846
11,644	WALOT 2006-2 B 5.29% 6/12	11,690
316,000	WALOT 2006-2 C 5.34% 10/12	318,838
886,000	WALOT 2007-1 B 5.38% 7/12	896,519
616,000	WALOT 2007-1 C 5.45% 10/12	629,172
574,000	WASHINGTON REIT 5.95% 6/15/11	585,767
207,577	WBCMT 05-C16 APB 4.692% 10/41	217,629
284,552	WBCMT 2004-C11 A3 4.719% 1/41	286,959
1,067,195	WBCMT 2004-C15 A2 4.039% 10/41	1,076,233
592,668	WBCMT 2006-C29 A1 5.121% 11/48	600,823
30,092	WBCMT 2007-C30 A1 5.031% 12/43	30,270
17,004,375	WBCMT 2007-C30 XP CSTR 12/43	225,418
731,000	WBCMT 2007-C31A A2 5.421% 4/47	758,271
7,643,000	WELLS FAR FDIC 3% 12/09/11	7,840,758
2,048,000	WELLS FARGO 3.75% 10/1/14	2,157,076
371,000	WELLS FARGO 5.25% 10/23/12	401,420
941,000	WELLS FARGO MTN 3.625% 4/15/15	982,965
398,000	WESTPAC BANK CORP 2.1% 8/2/13	405,479
1,292,000	WESTPAC BK CORP 1.85% 12/09/13	1,296,943
420,000	WOART 2010-A A3 1.34% 12/13	423,000
321,000	WYETH 5.5% 2/01/14	364,215
540,000	YALE UNIV MTN 2.9% 10/15/14	560,278
	Total Wrap Rebid Value	1,383,039

Time Warner Savings Plan
EIN: #13-4099534          Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
	Total Synthetic Investment Contracts	$596,176,245

	Mutual Funds
	Fidelity BrokerageLink*	$208,777,963
4,403,023	Dodge & Cox Stock Fund	474,469,754

	Total Mutual Funds	$683,247,717

	U.S. Government and Agency Securities
	United States Treasury Notes
1,780,000	USTN 0.75% 12/15/13	$1,767,346
2,650,000	USTN 2.125% 12/31/15	2,664,077
10,130,000	USTN 2.25% 11/30/17	9,850,635
4,845,000	USTN 2.625% 11/15/20	4,570,196
5,700,000	USTN 2.625% 8/15/20	5,403,868
3,840,000	USTN 2.75% 12/31/17	3,848,402
5,460,000	USTN 3.5% 5/15/20	5,593,115
2,022,000	USTN TII 1.75% 1/15/28	2,149,250
1,050,000	USTN TII 2% 2/15/40	1,126,765
307,000	USTN TII 2.375% 1/15/25	396,627
910,000	USTN TII 2.5% 1/15/29	1,051,450

	Total United States Treasury Notes	$38,421,731

	United States Treasury Bonds
4,790,000	USTB 4.25% 11/15/40	$4,712,163
7,750,000	USTPRIN 2/15/25	4,302,831

	Total United States Treasury Bonds	$9,014,994

	Federal Agency Obligations
	Federal National Mortgage Association
1,960,000	FANNIEMAE 5.625% 7/15/37	$2,202,599
2,970,000	FNMA 0% 10/9/19	1,875,326
2,500,000	FNMA 1.35% 8/16/13	2,501,978
2,200,000	FNMA 4.75% 2/21/13	2,382,754
5,700,000	FNMA DN 0% 7/08/11	5,694,699
600,000	FNMA 3.50% 1/41 #TBA	574,173
10,300,000	FNMA 4.00% 1/41 #TBA	10,246,086
1,000,000	FNMA 4.00% 2/41 #TBA	991,836
1,000,000	FNMA 4.50% 1/41 #TBA	1,026,641

Time Warner Savings Plan
EIN: #13-4099534          Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Federal National Mortgage Association (continued)
100,000	FNMA 5.00% 1/41 #TBA	$105,133
8,500,000	FNMA 5.50% #TBA	9,094,336
280,433	FNMA 5.50% 11/36 #745959	300,797
4,000,000	FNMA 6.00% #TBA	4,338,750
8,500,000	FNMA 6.00% 1/41 #TBA	9,237,110
128,308	FNMA 6.00% 5/35 #821192	140,307
117,519	FNMA 6.00% 9/37 #952504	127,958
44,760	FNMA 6.00% 10/35 #745000	48,855
76,635	FNMA 6.50% 1/37 #897910	85,101
2,400,000	FNMA 6.50% 1/40 #TBA	2,667,000
107,554	FNMA 6.50% 5/36 #895817	119,839
172,805	FNMA 6.50% 8/36 #745744	191,786
158,744	FNMA 6.50% 9/36 #897131	176,181
10,000,000	FNMA 15YR 3.50% 1/26 #TBA	10,071,875
3,300,000	FNMA 5.50% SHORT #TBA	3,524,813
549,430	FNMA ARM 5.51% 2/37 #913990	575,605
367,206	FNR 2004-38 FK 1ML+35 5/34	367,062
979,196	FNR 2010-110 AE 9.75% 11/18	1,146,858

	Total Federal National Mortgage Association	$69,815,458

	Government National Mortgage Association
198,275	GNII 5.00% 9/40 #004802	$211,055
8,000,000	GNII II 4.00% 01/41 #TBA	8,046,875
5,500,000	GNII II 4.50% 1/41 #TBA	5,710,977
97,136	GNII II 5.00% 7/40 #004747	103,275
1,006,308	GNII II 5.00% 8/40 #004772	1,071,167
3,300,000	GNII II 5.50% 1/41 #TBA	3,553,945
5,900,000	GNII II 6.00% 1/41 #TBA	6,442,984
1,800,000	GNMA 3.50% 1/41 #TBA	1,732,500
100,000	GNMA 4.00% 1/41 #TBA	100,680
1,100,000	GNMA 6.00% #TBA	1,208,109
389,325	GNMA II 5.00% 7/40 #783050	413,932
205,284	GNR 2005-13 SD -1ML+680 2/35	31,935
289,252	GNR 2005-81 SD -1ML+630 12/34	31,114
593,556	GNR 2006-47 SA 1ML+680 8/36	110,178
506,034	GNR 2009-61 WQ 1ML+625 11/35	68,673

Time Warner Savings Plan
EIN: #13-4099534          Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Government National Mortgage Association (continued)
1,849,085	GNR 2009-HO1 FA 1.4% 11/59	$1,928,257
499,978	GNR 2010-14 SC -1ML+480 8/35	66,755
367,518	GNR 2010-47 VS -1ML+625 11/37	48,056
635,316	GNR 2010-87 SK IML+650 7/40	87,497
843,421	GNR 2010-H010 FC 1ML+100 5/60	850,626
1,529,784	GNR 2010-H20 AF 1ML+33 10/60	1,529,724
1,350,458	GNR 2010-H24 FA 1ML+35 10/60	1,350,458

	Total Government National Mortgage Association	$34,698,772

	Federal Home Loan Bank
2,780,000	FHLB .32% 11/30/11	$2,778,499
2,240,000	FHLB .5% 12/23/11	2,237,870

	Total Federal Home Loan Bank	$5,016,369

	Freddie Mac
313,505	FHR 2808 FT 1ML+35 4/33	$313,679
726,515	FHR 3702 FG 1ML+45 8/32	721,376
100,000	FHR 3738 BP 4% 12/38	98,775

	Total Freddie Mac	$1,133,830

	Federal Home Loan Mortgage Corporation
5,700,000	FHLMC 1.125% 6/01/11	$5,721,974
2,500,000	FHLMC 1.4% 7/26/13	2,501,130
1,350,000	FHLMC 5% 2/16/17	1,519,976
295,000	FHLMC DN 0% 5/09/11	294,866
2,780,000	FHLMCDN 7/06/11	2,777,442
267,667	FHLG 5.50% 11/35 #A39302	286,602
100,000	FHLM 4.00% 1/41 #TBA	99,266
4,900,000	FHLM 5.50% 1/41 #TBA	5,221,180
389,886	FHLM ARM 5.65% 9/37 #1G3704	405,239
99,959	FHLM ARM 5.84% 2/37 #1N1447	105,524
218,432	FHLM ARM 5.95% 5/37 #1N1582	229,064
231,619	FHLM ARM 6.03% 5/37 #1N1463	245,031
711,151	FHLM ARM 6.12% 9/37 #1G2201	758,336
300,587	FHLM ARM 4.433% 7/35 #1B3925	313,939
1,208,962	FHMS K009 X1 CSTR 8/20	111,832

Time Warner Savings Plan
EIN: #13-4099534          Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Federal Home Loan Mortgage Corporation (continued)
	Total Federal Home Loan Mortgage Corporation	$20,591,401

	Total U.S. Government and Agency Securities	$178,692,555

	Other Fixed Income Securities
	Foreign Governmental Obligations
1,177,000	KAUPTHING BK 7.625% 2/28/15	$314,848
90,000	MEXICO GOV 6.05% 1/11/40	92,025
411,000	MEXICO GVT GLB 6.75% 9/27/34 EC	463,403
1,075,790	RUSSIAN FD STP CPN 3/31/30REGS	1,243,882

	Total Foreign Governmental Obligations	$2,114,158

	Domestic Obligations
390,000	HERTZ 2009-2A A2 5.29% 3/16	$423,601
1,100,000	HERTZ 2010-1A A1 2.6% 2/15	1,098,824
680,000	ABBOTT LABS 5.125% 4/01/19	748,724
125,000	AES CORP 7.75% 10/15/15	132,813
106,000	AES CORP 7.75% 3/01/14	112,890
718,000	AES CORP 8% 6/1/20	761,080
160,000	AIG 6.25% 87-37 HYBRD	141,496
150,000	AIG INTL 6.4% 12/15/20	157,382
334,000	AIG INTL MTN 8.25% 8/15/18	384,790
27,000	ALCOA INC 6% 7/15/13	29,711
20,000	ALLY FINANCIAL INC 8% 3/15/20	21,500
260,000	ALTRIA GROUP INC 8.5% 11/13	307,746
300,000	ALTRIA GROUP INC 9.25% 8/6/19	391,512
190,000	AMER GENL FIN MTN 6.9 12/15/17	153,425
84,000	AMERADA HES CO 7.875% 10/01/29	105,422
282,000	AMERADA HESS CO 7.3% 8/15/31	338,207
100,000	AMERICA MOVIL 5% 3/30/20	103,945
169,000	AMERICA MOVIL 5.625% 11/15/17	184,237
49,000	AMERICAN EXP MTN 5.875% 5/13	53,289
77,000	AMERICAN INTL 5.85% 1/16/18	79,398
293,000	AMEX 6.8% 9/01/66	290,070
670,000	AMEX MTN 8.125% 5/20/19	833,621
55,000	ANADARKO PETRO 6.375% 9/15/17	59,912

Time Warner Savings Plan
EIN: #13-4099534          Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
420,000	ANHEUSER BUSCH 5% 4/15/20	$443,911
440,000	ANHEUSER BUSCH 5.375% 1/15/20	476,779
341,000	APACHE CORP 6% 9/15/13	382,907
100,000	APACHE CORP MTN 5.1% 9/01/40	97,164
167,000	AT&T INC 5.5% 2/01/18	185,517
210,000	AT&T INC 6.3% 1/15/38	221,539
370,000	AT&T INC 6.55% 2/15/39	402,728
341,000	BAC 8% PERP SERIES K PFD	341,000
14,000	BAC CAP XIV 5.63% VR PERP	9,943
377,000	BAKER HUGHES IN 7.5% 11/15/18	472,738
440,000	BALL CORP 5.75% 5/15/21	426,800
200,000	BALL CORP 6.75% 9/15/20	210,000
670,000	BANK AMER 4.5% 4/1/15	680,944
410,000	BANK OF AMER MTN 7.625 6/1/19	472,088
880,000	BANK OF AMERICA 5.625% 7/01/20	897,153
340,000	BANK TOKYO MIT 3.85% 1/15 144A	354,481
100,000	BANKAMER CAP 8.07% 12/31/26 144	100,625
300,000	BARCLAYS BANK MTN 5.2% 7/10/14	324,025
140,000	BARCLAYS BK 6.05% 12/4/17 144A	143,612
170,000	BARRICK GOLD 6.95% 4/01/19	208,604
(740,000)	BC INT RATE SWAP 2/15/25	(421,732)
740,000	BC INT RATE SWAP 2/15/25	381,045
(570,000)	BC INT RATE SWAP PAY 2/15/25	(324,847)
570,000	BC INT RATE SWAP PAY 2/15/25	296,424
(2,530,000)	BC ZC INT RATE SWAP PAY 2/15/25	(1,441,866)
2,530,000	BC ZC INT RATE SWAP PAY 2/15/25	1,299,695
97,000	BEAR 7.25% 2/01/18	114,951
21,000	BELLSOUTH 4.75% 11/15/12	22,401
400,000	BERK HATH INC 3.2% 2/11/15	412,752
540,000	BHP BILLITON FIN USA 6.5% 4/1/19	642,138
190,000	BOEING CAP MTN 4.7% 10/27/19	201,437
120,000	BOEING CO 4.875% 2/15/20	129,179
200,000	BOEING CO MTN 6% 3/15/19	230,104
98,000	BOYD GAMING 7.125% 2/01/16	87,955
680,000	BP CAP MARKETS 3.125% 10/1/15	679,533
190,000	CALPINE CONSTR 8% 6/01/16 144A	200,925
290,000	CALPINE CORP 7.5% 2/15/21 144A	285,650

Time Warner Savings Plan
EIN: #13-4099534          Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
495,000	CATERPILR FIN SERV 6.2 9/30/13	$555,729
(714,302)	CDS- ABX 37YR 5/25/46 SWAP	(558,049)
714,302	CDS- ABX 37YR 5/25/46 SWAP	714,302
(790,000)	CDS CMBX @200BPS 12/13/49 SWP	(758,321)
790,000	CDS CMBX @200BPS 12/13/49 SWP	790,000
(390,000)	CDS CMBX@134 BPS 42.2 SWP	(380,640)
390,000	CDS CMBX@134 BPS 42.2 SWP	390,000
(220,000)	CDS CMBX@234BPS 40.6 YR SWP	(220,000)
220,000	CDS CMBX@234BPS 40.6 YR SWP	210,848
(230,000)	CDS CMBX3 12/13/49 SWAP	(220,777)
230,000	CDS CMBX3 12/13/49 SWAP	230,000
(190,000)	CDS CMBX3 SWP	(182,381)
190,000	CDS CMBX3 SWP	190,000
(400,000)	CDS CMBX4 12/13/49 SWAP	(383,960)
400,000	CDS CMBX4 12/13/49 SWAP	400,000
(310,000)	CDS CMBX4 SWP	(297,104)
310,000	CDS CMBX4 SWP	310,000
(190,000)	CDS CMBX5 12/13/49 SWAP	(182,381)
190,000	CDS CMBX5 12/13/49 SWAP	190,000
(350,000)	CDS MBX32007BAL 12/13/49 SWP	(335,965)
350,000	CDS MBX32007BAL 12/13/49 SWP	350,000
400,000	CDS SLMA @ 100BPS 5YR	407,738
(400,000)	CDS SLMA @ 100BPS 5YR SHORT	(400,000)
(1,769,747)	CDS-ABX @18 BPS 37.4YR 7/25/45	(1,769,747)
1,769,747	CDS-ABX @18 BPS 37.4YR 7/25/45	1,559,590
(627,731)	CDS-ABX.HE.AAA.06-1 37.6 SWAP SHORT	(627,731)
627,731	CDS-ABX.HE.AAA.06-1 37.6 SWAP	553,188
(378,151)	CDS-ABX@18 BPS 37.4YR 7/25/45	(378,151)
(226,891)	CDS-ABX@18 BPS 37.4YR 7/25/45	(226,891)
378,151	CDS-ABX@18 BPS 37.4YR 7/25/45	333,246
226,891	CDS-ABX@18 BPS 37.4YR 7/25/45	199,947
(113,445)	CDSABXHEAAA06-1@18BP36.8Y	(113,445)
113,445	CDSABXHEAAA06-1@18BP36.8Y	99,974
(6,439,977)	CDSCDXNAUGHVOL9@485 12/12 SWP	(6,439,977)
6,439,977	CDSCDXNAUGHVOL9@485 12/12 SWP	6,362,230
(340,000)	CDSCMBX .35% 2/17/51 SWAP	(325,856)
340,000	CDSCMBX .35% 2/17/51 SWAP	340,000

Time Warner Savings Plan
EIN: #13-4099534          Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
(180,000)	CDS-CMBX 12/13/49 SWAP	$(172,782)
170,000	CDS-CMBX 12/13/49 SWAP	170,000
180,000	CDS-CMBX 12/13/49 SWAP	180,000
(260,000)	CDSCMBX 12/13/49 SWP	(249,574)
260,000	CDSCMBX 12/13/49 SWP	260,000
(340,000)	CDS-CMBX 12/13/49 SWP	(326,366)
(170,000)	CDS-CMBX 12/13/49 SWP	(163,183)
340,000	CDS-CMBX 12/13/49 SWP	340,000
(920,000)	CDS-CMBX SWP	(883,108)
920,000	CDS-CMBX SWP	920,000
(260,000)	CDS-CMBX3L 12/13/49 SWAP	(249,574)
260,000	CDS-CMBX3L 12/13/49 SWAP	260,000
(97,327)	CDSPRIMEXARM 423BPS 6/25/10	(97,327)
(97,327)	CDSPRIMEXARM 423BPS 6/25/36	(97,327)
97,327	CDSPRIMEXARM 423BPS 6/25/36	101,676
97,327	CDSPRIMEXARM 423BPS 6/25/36	101,676
150,000	CHESAPEAKE ENERGY 6.625% 8/20	147,000
20,000	CHESAPEAKE ENERGY 6.875% 8/18	20,050
150,000	CHESAPEAKE ENERGY 7.25% 12/18	154,125
683,000	CITIGROUP 5% 9/15/14	706,548
650,000	CITIGROUP 6% 12/13/13	710,278
200,000	CITIGROUP 6.375% 8/12/14	221,041
474,000	CITIGROUP 6.875% 3/05/38	525,779
660,000	CITIGROUP MTN 6.01% 1/15/15	724,037
160,000	CITIGROUP MTN 5.5% 10/15/14	172,392
195,000	COMCAST CABLE 8.875% 5/01/17	243,626
90,000	COMCAST CORP 5.65% 6/15/35	87,432
70,000	COMCAST CORP 6.45% 3/15/37	74,793
697,000	COMCAST CORP 6.5% 1/15/15	793,693
30,000	COMCAST CORP 6.95% 8/15/37	33,932
63,000	COMCAST CORP GLB 5.875 2/15/18	69,945
160,000	COMCAST CORP MTN 6.4% 3/01/40	171,498
130,000	COMMNWLTH BNK AUST 5% 10/19 144	136,073
132,000	COMMUNITY HLTH 8.875% 7/15/15	138,600
122,000	COMPLETE PRODTN 8% 12/15/16	126,270
300,000	COMWLTH BK AUS 3.75% 10/14 144A	311,221
117,000	CONOCO 6.95% 4/15/29	143,792

Time Warner Savings Plan
EIN: #13-4099534          Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
250,000	CONOCOPHILLIPS 6% 1/15/20	$291,064
260,000	CONOCOPHILLIPS 6.5% 2/01/39	309,167
170,000	CONSOL ENERGY 8.25% 4/1/20 144A	181,900
470,000	CONTINENTL AIR 6.75% 9/15 144A	482,314
390,000	COUNTRYWIDE FIN 6.25% 5/15/16	399,940
660,000	CREDIT AG MTN VAR PERP 144A	678,150
190,000	CREDIT SUISSE 5.86/VAR PERP	179,550
165,000	CRICKET COMM 7.75% 5/15/16 WI	171,600
424,881	CVS CAREMARK 6.943% 1/10/30	461,888
580,000	CVS/CAREMARK MTN 6.6% 3/15/19	679,104
279,000	DAIMBZNA 5.875% 3/15/11	281,829
100,000	DAVITA INC 6.625% 11/01/20	98,250
202,000	DEUTSCHE TK GLBL 5.75% 3/23/16	226,237
2,280,000	DEXIA CL SA NY 2% 3/05/13 144A	2,292,855
725,000	DIAGEO CPTL PLC 4.828% 7/15/20	764,998
125,000	DISH DBS CORP 7.875% 9/01/19	130,625
509,000	DOMINION RES DE 5.7% 9/17/12	547,707
260,000	DOMINION RESOUR 8.875% 1/15/19	336,886
167,000	DUKE ENERGY 5.625% 11/30/12	180,964
105,000	ECHOSTAR DBS 7.75% 5/31/15	111,437
7,000	ECHOSTAR DBS CORP 7% 10/01/13	7,455
6,000	EDISON MISSION 7.625 5/27	4,320
613,000	EL PASO CORP 7% 6/15/17	651,313
125,000	EL PASO ENERGY MTN 7.8% 8/1/31	124,343
91,000	EL PASO ENGY MTN 7.75% 1/15/32	90,521
460,000	EL PASO NAT GAS 8.375% 6/15/32	541,058
31,000	ENERGY FUT CO 10% 12/01/20	31,775
310,000	ENERGY TRANSFER 9% 4/15/19	388,361
500,000	ENTERPRISE PRD 9.75% 1/31/14	603,974
300,000	ENTERPRISE PROD 5.2% 9/1/20	310,807
2,720,000	EUROPN INVT BK GLB 3.25 10/11	2,777,795
318,000	EXELON CORP 5.625% 6/15/35	302,758
1,786,000	FARMER MAC 7-1 5.125% 4/17 144A	1,943,016
13,000	FIRSTENERGY 6.45% 11/15/11	13,529
1,031,000	FIRSTENERGY GL 7.375 11/15/31C	1,086,842
202,000	FMC FINANCE III 6.875% 7/15/17	214,120
606,000	FORD MOTOR CRD LLC 12% 5/15/15	754,470

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
924,000	FREEPORT MCMOR 8.375% 4/01/17	$1,025,640
725,000	GE CAP CORP 11/15/67	717,750
20,000	GE CAP CORP 6% 8/07/19	22,252
1,470,000	GECAP MTN 6.875% 1/10/39	1,698,820
240,000	GENERAL ELEC 4.375% 9/16/20	236,198
66,000	GENERALE DS GEO 7.75% 5/17	67,320
94,000	GEOPHYSIQUE CIE 7.5% 5/15/15	95,410
20,000	GLDMN SCHS GP GLB 5.3 2/14/12	20,928
411,000	GLITNIR 3ML+273.25 6/16 144A	4
279,000	GLITNIR BK MTN 6.33% 7/11 144A	83,003
1,672,000	GM 8.25% 7/15/23	581,020
21,000	GM GLBL 8.375% 7/15/33 DT	7,508
975,000	GMAC LLC MTN 6.625% 5/15/12	1,011,563
116,000	GMAC LLC MTN 7.5% 12/31/13	124,410
110,000	GOLDMAN SACH GLB 5.25 10/15/13	119,044
40,000	GOLDMAN SACHS 4.75% 7/15/13 EC	42,611
1,110,000	GOLDMAN SACHS 5.375% 3/15/20	1,147,031
21,000	GOLDMAN SACHS 5.793% VR PERP	17,798
50,000	GOLDMAN SACHS 6.6% 1/15/12	52,873
210,000	GOLDMAN SACHS GLB 7.5% 2/15/19	244,858
120,000	GOLDMAN SACHS GR 5.45% 11/1/12	128,343
600,000	GOLDMAN SACHS GROUP 6% 5/14 DT	660,983
70,000	GOLDMAN SACHS MTN 3.625 8/1/12	72,240
120,000	HBOS PLC 5.25% 2/21/17 144A	124,446
277,000	HCA INC 5.75% 3/15/14	270,768
174,000	HCA INC 6.25% 2/15/13	177,480
8,000	HCA INC 6.3% 10/01/12	8,180
28,000	HCA INC 9.125% 11/15/14	29,330
216,000	HCA INC 9.25% 11/15/16	231,120
39,000	HCA INC 9.625% 11/15/16	41,925
560,000	HESS CORP 8.125% 2/15/19	707,487
700,000	HSBC FIN CO 6.676% 1/21 144A	707,197
160,000	ICICI BK 6.375% VAR 4/22 REGS	152,491
244,000	ICICI BK LTD 6.375/VAR4/22 144	244,625
100,000	ILFC ECAP TR II 6.25% 12/65 144	76,000
170,000	ILFC MTN 6.5% 9/1/14 144A	178,075
860,000	ILFC MTN 6.75% 9/1/16 144A	900,850

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
(183,951)	INDEX SWAP IMO LIBOR SWAP	$(183,956)
(1,011,728)	INDEX SWAP IMO LIBOR SWAP	(1,011,760)
1,011,728	INDEX SWAP IMO LIBOR SWAP	1,012,599
183,951	INDEX SWAP IMO LIBOR SWAP	184,109
(500,000)	INDEX SWAP TRXCMBS	(500,000)
500,000	INDEX SWAP TRXCMBS	516,485
21,000	INN OF MOUNT 12% 11/15/10	10,946
(1,476,000)	INT RATE SWAP 2/15/25	(841,184)
1,476,000	INT RATE SWAP 2/15/25	767,804
(1,410,000)	INT RATE SWAP 2/15/25	(803,570)
1,410,000	INT RATE SWAP 2/15/25	729,692
(550,000)	INT RATE SWAP PAY 2/15/25	(313,449)
550,000	INT RATE SWAP PAY 2/15/25	283,457
210,000	INTELSAT J H 7.25% 10/20 144A	212,100
90,000	INTELSAT JACKSN 8.5% 11/19 144A	96,750
21,000	INTELSAT JACKSON 9.5% 6/15/16	22,155
290,000	INTESA SAN SPA 3.625 8/15 144A	280,354
2,780,000	INTL BK R&D 0% 4/19/11	2,779,099
861,000	JP MORGAN CHASE 5.125% 9/15/14	916,165
320,000	JP MORGAN CHASE 6.125% 6/27/17	351,083
(1,500,000)	JPM INT RATE SWAP PAY FWD	(1,541,736)
1,500,000	JPM INT RATE SWAP PAY FWD	1,500,032
220,000	JPMC CO 4.25% 10/15/20	214,863
502,000	JPMORGAN CHASE 5.15% 10/01/15	530,925
94,000	KANSAS CTY SOUT 12.5% 4/1/16	115,150
120,000	KAUPTHING BK 5.75% 10/4/11 144A	32,100
130,000	KAUPTHING MTN 7.125% 5/19 144A	—
664,000	KERR-MCGEE CORP 7.875% 9/15/31	761,172
320,000	KERR-MCGEE GLBL 6.95 7/1/24	347,834
1,100,000	KFW 3.5% 3/10/14	1,170,360
1,700,000	KFW GLB 4.625 1/20/11	1,702,604
230,000	KINDER MORGAN 6.75% 3/15/11	232,553
63,000	KINDER MORGAN EN 5.85 9/15/12	67,552
204,000	KINDER MORGAN ENER 6% 2/1/17	225,227
362,000	KPN NV GLBL 8.375% 10/01/30	470,620
620,000	KRAFT FOODS INC 5.375% 2/10/20	667,287
100,000	L-3 COMM 6.375% 10/15/15	103,000
641,000	LANDSBANK IS MTN6.1% 8/11 144A	70,510

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
369,000	LEH 5.857% PERP-12	$37
220,000	LEHMAN BROS 3ML+78 8/19/65	22
390,000	LEHMAN BROS HLD 6.75% 12/28/17	39
400,000	LLOYDS TSB 4.375% 1/12/15 144A	396,010
100,000	LLOYDS TSB BK 6.5% 9/14/20 144A	92,003
190,000	MEDTRONIC INC MTN 4.45% 3/15/20	197,253
280,000	METLIFE INC 6.75% 6/1/16	323,544
801,000	METLIFE INC GLB 6.4% 12/15/36	752,940
5,000	MGM MIRAGE 10.375% 5/15/14	5,613
35,000	MGM MIRAGE INC 6.625% 7/15/15	31,675
50,000	MGM MIRAGE INC 7.625% 1/15/17	45,750
20,000	MGM RESORTS 11.125% 11/15/17	22,900
400,000	MORGAN STANLEY 5.5% 7/24/20	404,110
110,000	MORGAN STLY FRN 5.82% 10/18/16	101,594
409,000	MORGAN STLY MTN 5.625% 1/09/12	427,055
190,000	MUFG CAP FIN 6.346/VR PERP DT	191,461
40,000	NATL SEMICOND GLB 6.6% 6/15/17	44,190
400,000	NB CAP TR IV 8.25% 4/15/27	405,000
21,000	NEWS AMER INC 6.65% 11/37	23,259
42,000	NEWS AMERICA INC 6.2% 12/15/34	44,099
330,000	NOBLE ENERGY IN 8.25% 3/01/19	412,364
430,000	NORDEA BK MTN 3.7% 11/14 144A	443,229
500,000	NORTHSTR ED FIN 2007-1 OT	394,058
15,000	NRG ENERGY INC 7.375% 1/15/17	15,450
50,000	NRG ENERGY INC 7.375% 2/1/16	51,000
592,000	OCCIDENTAL PETE 7% 11/01/13	685,221
1,875,000	PA HI ED SLR SR SUBER MM-1 OT	1,659,481
105,000	PACIFIC GAS&ELEC 5.8% 3/1/37	111,281
200,000	PEABODY ENERGY 6.5% 9/15/20	213,500
95,000	PEMEX PRO FDG 6.625% 6/15/35	95,475
75,000	PEPSICO INC 7.9% 11/01/18	96,496
152,000	PETROBRAS INTL 5.75% 1/20/20	157,710
190,000	PETROBRAS INTL 6.125% 10/06/16	209,005
210,000	PETROLEOS MEX 5.5% 1/21/21	213,150
470,000	PFIZER 6.2% 3/15/19	552,828
194,000	PG&E 6.05% 3/01/34	212,410
105,000	PG&E 8.25% 10/15/18	136,422

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
20,000	POTASH CORP 4.875% 3/30/20	$20,894
210,000	QEP RESOURCES 6.875% 3/01/21	220,500
73,000	QWEST COMM 7.5% 2/15/14	73,913
295,000	RABOBANK MTN 11%/VAR PERP 144A	381,288
208,000	RAILAMERICA 9.25% 7/01/17	228,540
150,000	RAYTHEON 3.125% 10/15/20	138,313
590,000	RBS 3.95% 9/21/15	579,989
200,000	RBS 4.875% 3/16/15	204,585
290,000	REED ELSEVIER C 8.625% 1/15/19	368,704
300,000	RESONA PFD 7.191% VR PERP 144AEC	297,753
120,000	REYNOLDS AMER GLB 7.25% 6/1/12	128,321
153,000	REYNOLDS AMERN 6.75% 6/15/17	171,011
285,000	REYNOLDS GRP 7.75% 10/15/16 144	301,388
450,000	RIO TINTO FIN 3.5% 11/02/20	427,171
467,000	RIO TINTO FIN 6.5% 7/15/18	544,450
470,000	RIO TINTO FIN 9% 5/1/19	631,232
270,000	ROCHE HLDGS INC 6% 3/19 144A DT	313,967
63,000	ROGERS CABLE 6.75% 3/15/15	73,130
30,000	ROGERS COMMUNIC 6.8% 8/15/18	36,068
100,000	ROYAL BK SCOT 7.64% VR PERP	66,500
390,000	ROYAL BK SCOTLAND 5% 10/1/14	375,171
20,000	ROYAL BK SCT YANK 6.375% 2/1/11	20,065
520,000	ROYAL BK SCTLND 6.4% 10/21/19	518,825
80,000	ROYAL BK SCTLND GLB 5% 11/12/13	78,592
110,000	ROYAL BK SCTLND GLB 5.05% 1/8/15	105,830
165,000	SANDRIDGE ENRGY 9.875% 5/16144	174,488
300,000	SANTANDER 5.805% VAR 6/20/16	290,852
100,000	SANTANDER MTN 3.724% 1/15 144A	94,746
200,000	SANTANDER MTN 3.781% 10/15 144A	187,917
279,000	SBC COMM GLBL 5.1% 9/15/14	305,253
120,000	SEARS HLDGS 6.625% 10/18 144A	112,500
42,000	SERVICE CO INT 7.625% 10/01/18	44,100
84,000	SERVICE CO INTL 7.5% 4/1/27	80,430
100,000	SHELL INTL FIN 4.375% 3/20	104,886
310,000	SHELL INTL FIN 6.375% 12/15/38	367,421
240,000	SLM CORP MEDIUM FRN 4/01/14	216,211
14,000	SLM CORP MTN 5% 4/15/15	13,487

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
84,000	SLM CORP MTN 5.05% 11/14/14	$80,277
519,000	SLM CORP MTN 5.375% 5/15/14	521,558
66,000	SLM CORP MTN 5.625% 8/01/33	51,787
63,000	SOUTHRN NAT GAS 5.9% 4/1/17	67,559
21,000	SOUTHRN NAT GAS 8% 3/01/32	24,058
341,000	SPRINT CAP CORP 8.375% 3/15/12	360,608
63,000	STATION CASINOS 6% 4/01/12	6
84,000	STATION CASINOS INC 7.75% 8/16	8
101,000	STEEL DYN INC 6.75% 4/15	102,768
31,000	STEEL DYNAMICS 7.375% 11/1/12	32,705
60,000	STEEL DYNAMICS 7.625% 3/20 144A	63,900
430,000	SUMITOMO BKG 3.15% 7/22/15 144A	437,651
174,000	SUNTRUST VIII 6.1%/VAR12/1/66	159,210
330,000	TEACHERS INS 6.85% 12/16/39144	386,101
9,000	TECK RESOURCES 10.25% 5/16	11,138
8,000	TECK RESOURCES 9.75% 5/14	10,011
320,000	TELECOM ITALI 5.25% 10/01/15	327,635
244,000	TELECOM ITALI 6.999% 6/4/18	258,354
420,000	TELEFONICA EMIS 5.134% 4/27/20	404,351
80,000	TENET HEALTH 10% 5/01/18	94,000
40,000	TENET HEALTH 9% 5/01/15	44,600
111,000	TENET HEALTH 9.25% 2/01/15	118,770
49,000	TENN GAS PIPELI 7.625% 4/01/37	54,550
100,000	TNK BP FI MTN 6.625% 3/17 144A	106,250
470,000	TOTAL CAP MTN 4.45% 6/24/20	489,811
400,000	TRANSOCEAN INC 5.25% 3/15/13	421,707
(395,000)	TRX CMBSRESET3 10/6/10 SWP	(395,000)
395,000	TRX CMBSRESET3 10/6/10 SWP	408,023
(395,000)	TRX CMBSRESET3 4/1/11 SWP	(395,000)
395,000	TRX CMBSRESET3 4/1/11 SWP	408,023
(350,000)	TRX CMBSRESET9 4/1/11 SWP	(350,000)
350,000	TRX CMBSRESET9 4/1/11 SWP	361,539
300,000	TXU CORP 5.55% 11/15/14	182,250
387,000	TXU CORP 6.55% 11/15/34	137,385
14,517	TXU ENRGY PIK 12.00% 11/17	8,560
949,000	TYCO INTL GRP 6% 11/15/13	1,052,762
340,000	UBS AG STAM 3.875% 1/15/15	350,411

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
170,000	UBS AG STAM MTN 4.875% 8/04/20	$172,948
200,000	UNITED BUSNS 5.75% 11/20 144A	192,012
370,000	UNITEDHEALTH GRP 6% 2/15/18	420,004
376,000	VALE OVERSEAS 6.875% 11/21/36	413,593
272,000	VEDANTA RES 8.75% 1/15/14 144A	290,194
14,000	VERIZON COM INC 5.5% 2/15/18	15,385
202,000	VERIZON GLBL 7.375% 9/01/12	223,024
376,000	VERIZON NEW YOR 6.875% 4/01/12	401,098
370,000	VERIZON WIRELESS 8.5% 11/15/18	484,164
1,017,000	WACHOVIA 5.25% 8/14 LT2	1,084,624
488,000	WASTE MANAGMENT 6.375% 11/15/12	532,181
242,000	WB 5.8% 49-11 T1	209,935
510,000	WELLPOINT INC 7% 2/15/19	600,339
28,000	WELLPOINT INC GLB 5.875% 6/15/17	31,298
676,000	WELLS FARGO 9.75% 3ML+583 PERP	752,050
230,000	WELLS FARGO CAP 5.95% 12/15/36	222,011
24,000	WESTLAKE CHEM 6.625% 1/15/16	24,810
170,000	WILLIAMS COS 7.75% 6/15/31	191,737
160,000	WILLIAMS COS 7.875% 9/01/21	187,200
21,000	WILLIAMS COS 8.75% 3/15/32	25,652
475,000	WILLIAMS COS GLB 7.5% 1/15/31	533,450
115,000	WINDSTREAM 8.625% 8/01/16	121,038
320,000	WPP FIN UK GTD SR NT 8% 9/15/14	368,143
334,000	WYETH 5.95% 4/01/37	369,613

	Total Domestic Obligations	$96,343,938

	Mortgage Related Securities
222,998	ACCR 2003-3 A1 4.46% 12/33	$175,297
635,361	ACE 2006-SL3 A1 1ML+10 6/36	104,364
300,000	ACR10ARTA A2FX 4.9543% 1/29 14A	302,009
220,000	AESOP 2010-3A A 4.64% 5/16	231,738
130,000	AESOP 2010-5A A 3.15% 3/17 144A	126,956
691,234	AHM 2005-4 1A1 1ML+29 3/35	463,615
800,000	BACM 2005-5 A4 5.115% 10/45	857,303
1,609,000	BACM 2005-6 A4 5.182% 9/47	1,728,160
40,000	BACM 2007-5 A3 5.62% 2/51	42,068
587,107	BALTA 2004-9 3A1 CSTR 9/34	486,195

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Mortgage Related Securities (continued)
496,872	BALTA 2005-2 2A4 CSTR 4/35	$393,843
338,037	BAYV 2004-C A1 1ML+42 5/44	308,328
1,166,846	BFAT 2007-SR1A M2 1ML+90 3/37	653,486
395,894	BSABS 05-SD4 2A1 1ML+40 2/35	358,011
1,194,577	BSABS 2005-AQ2 A3 1ML+36 9/35	1,074,266
584,457	BSABS 2005-CL1 A1 1ML+50 9/34	465,652
762,162	BSARM 2004-10 12A3 CSTR 1/35	687,824
530,000	BSCMS 2007-PW15 A4 5.331 2/44	544,200
248,300	CMLTI 2005-HE2 A 1ML+40 5/35	224,562
1,571,497	CWALT 05-36 2A1A 1ML+31 8/35	834,707
968,732	CWALT 06-OA6 1A1A 1ML+21 6/46	540,031
770,865	CWALT 2005-36 3A1 CSTR 8/35	528,525
231,955	CWALT 2005-61 1A1 1ML+26 12/35	173,340
125,086	CWALT 2006-OA1 2A1 1ML+21 3/46	71,759
1,122,773	CWHEL 07-GW A FSA 1ML+55 8/37	896,484
177,821	CWHL 2004-23 A CSTR 11/34	118,403
534,435	CWHL 2006-HYB3 2A1A CSTR 6/36	401,155
169,825	DELTA AIR 6.821% 8/22	182,562
240,788	DMSI 2004-4 7AR2 1ML+45 6/34	202,958
150,000	EFCT 2004-1 A5 VAR 6/43	139,591
199,680	ESA 10-ESHA A 2.9505 11/27 144	196,419
371,484	FFML 2004-FF3 M1 1ML+55 5/34	319,706
98,592	FHAMS 2006-FA8 1A8 0 2/37	50,864
90,000	FIRST SEC UT 9.35 1/10/23 144A	92,749
770,000	GCCFC 07-GG11 A4 5.736% 12/49	813,620
260,000	GECMC 2007-C1 A4 5.54% 12/49	267,697
1,004,227	GMACM 04VF1 A1 MBIA1ML+75 2/31	780,763
750,323	GSMPS 2005-RP1 1AF 1ML+35 1/35	637,206
300,000	GSMS 2007-GG10 A4 CSTR 8/45	313,624
291,188	GSR 2005-AR5 2A3 CSTR 10/35	231,331
368,916	HVMLT 05-15 2A11 1ML+27 10/45	233,226
1,314,421	HVMLT 2004-5 2A6 CSTR 6/34	1,101,701
565,769	HVMLT 2006-13 A 1ML+18 11/46	304,114
615,470	IMSA 2005-2 A1 1ML+32 3/36	331,740
205,659	IMSA 2006-1 1A2B 1ML+20 5/36	90,131
604,385	INDA 2007-AR7 1A1 CSTR 11/37	489,282
1,317,943	INDX 05-AR14 2A1A 1ML+30 7/35	879,371

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Mortgage Related Securities (continued)
192,301	INDX 2006-AR6 2A1A 1ML+20 6/47	$103,434
1,100,000	ISAC 2010-1 A3 3ML+90 7/45	1,044,626
510,000	JPMCC 2007-LD12 A4 CSTR 2/51	539,965
400,000	JPMMT 2004-A3 3A3 CSTR 7/34	407,546
385,433	KSLT 2003-A 1A2 3ML+26 10/25	375,229
280,000	LBUBS 2007-C6 A4 CSTR 7/40	294,188
380,000	LBUBS 2007-C7 A3 5.886% 9/45	399,846
1,079,540	LXS 06-14N 1A1B 1ML+21 9/46	547,091
383,816	MARM 2005-1 7A1 CSTR 2/35	328,228
430,035	MARM 2006-2 3A1 CSTR 1/36	375,460
904,431	MARP 2005-2 1A1F 1ML+35 5/35	738,294
346,835	MLCC 2003-F A1 1ML+32 10/28	319,437
130,000	MLCFC 2007-5 A4 5.378 8/48	132,752
1,020,000	MLCFC 2007-6 A4 CSTR 3/51	1,039,971
20,000	MLCFC 2007-8 A3 CSTR 8/49	21,525
322,426	MLMI 2004-A3 4A3 CSTR 5/34	325,802
158,496	MLMI 2006-A1 1A1 CSTR 3/36	96,722
1,184,296	MLMI 2007-SD1 A1 1ML+45 2/47	695,840
655,000	MLMT 2006-C1 A4 CSTR 5/39	705,931
110,000	MLMT 2007-C1 A4 CSTR 6/50	117,147
80,000	MSC 2007-HQ13 A3 5.569% 12/44	82,140
320,000	MSC 2007-IQ15 A4 6.078% 6/49	342,649
29,570	MSM 2005-3AR 3A CSTR 7/35	21,254
378,918	NGN 2010-C1 A 2.65% 10/20	368,961
40,000	NGN 2010-C1 A2 2.9% 10/20	38,891
500,000	NSLC 2004-2A A5C 1.09% 2/39	452,492
362,000	NSLT 2008-4 A4 1ML+148 4/24	373,870
293,877	PRIME 2005-2 2A1 CSTR 10/32	291,312
842,416	RALI 2005-QA13 2A1 CSTR 12/35	500,328
535,094	RBSGC 2007-B 1A4 1ML+45 1/37	319,628
457,219	SACO 2005-WM3 A3 1ML+35 9/35	203,042
723,157	SAMI 2006-AR6 1A1 1ML+18 07/46	437,636
1,364,245	SASC 2007-TC1 A 1ML+30 4/31	1,043,291
103,686	SAST 2002-3 M1 1ML+75 12/32	84,423
314,970	SAST 2003-3 M1 1ML+65 12/33	251,077
300,000	SLMA 2003-11 A6 3ML+29 12/25	287,587
171,311	UAL PASS THRU ETC 9.75% 1/17	197,435

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Mortgage Related Securities (continued)
818,302	WAMU 05-AR15 A1A1 1ML+26 11/45	$698,254
673,916	WAMU 05-AR15 A1A2 1ML+28 11/45	513,704
347,412	WAMU 05-AR17 A1A2 1ML+29 12/45	263,998
1,200,000	WAMU 06-AR14 1A3 CSTR 11/36	888,062
353,569	WAMU 2004-AR8 A1 1ML+42 6/44	263,655
2,000,000	WAMU 2005-AR18 1A3A CSTR 1/36	1,596,955
833,340	WAMU 2005-AR7 A4 CSTR 8/35	737,478
132,738	WAMU 2005-AR8 1A1A 1ML+27 7/45	112,125
396,043	WAMU 2005-AR9 A1A 1ML+32 7/45	335,939
600,405	WAMU 2007-HY4 4A1 CSTR 9/36	478,971
1,110,000	WFMBS 2006-AR11 A6 CSTR 8/36	990,488

	Total Mortgage Related Securities	$41,235,615

	Other Agency Obligations
240,000	TVA 5.25% 9/15/39	$253,732
467,000	TVA 5.98% 4/1/36	539,779
250,000	CA ST 7.3% 10/01/39	251,775
200,000	KY HIGHER ED VAR 05/01/34	196,300
190,000	LA CA DWAP TAXM 6.574% 7/01/45	193,781
150,000	MUNICIPAL EC AT GA 4.375% 4/57	146,625
80,000	GA MEAG 6.655% 4/1/57	77,378
490,000	NORTH TX STUD 3ML+90 07/01/30	474,011

	Total Other Agency Obligations	$2,133,381

	Total Other Fixed Income Securities	$141,827,092

	Cash, Cash Equivalents and Other Investments
	Cash	$(8,156,386)
1,400,000	SWAP CASH COLLATERAL	1,400,000
14,628,791	State Street Bank Government Short Term Investment Fund*	14,628,791
70,039,256	State Street Bank Short Term Investment Fund*	70,039,256
14,864,496	Fidelity Institutional Money Market Portfolio*	14,864,496
(40)	US 10YR FUT FEB11 PUT 1/21/11 117	(5,000)
(18)	US 10YR FUT FEB11 CALL 1/21/11 122	(6,469)
(20)	US 10YR FUT FEB11 CALL 1/21/11 121	(14,063)
(30)	EURO$ 2Y MIDCV CALL 98.5 3/11/11	(3,375)
30	EURO$ 2Y MIDCV CALL 98 3/11/11	(7,875)

Time Warner Savings Plan
EIN: #13-4099534            Plan: #336
Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2010

Shares or
Units	Description	Current Value

	Cash, Cash Equivalents and Other Investments (continued)
(14)	EURO$ 2Y MIDCV MAR11 PUT 3/11/11 97.875	$(8,400)
(111)	EURO$ 90 DAY FUT MAR 11 EDH1	(19,425)
(111)	EURO$ 90 DAY EDH1 PUT 3/14/11	(16,650)
(71)	UST LONG BOND FUT MAR11 USH1	(79,875)
(205)	UST 5YR FUT MAR11 FVH1	(64,063)
(54)	UST 2YR FUT MAR11 TUH1	(14,344)
132	UST 10YR FUT MAR11 TYH1	59,813
97	US ULTRA BOND(CBT) MAR11 WNH1	169,750
(29)	EURO BUND FUTURE MAR11 RXH1	-

	Total Cash, Cash Equivalents and Other Investments	$92,766,181

	Total Investments Excluding Loans to Participants	$3,601,918,222

	Notes Receivable From Participants (interest rate from 4.25% to 10.50% maturing through September 2027)*	57,388,610

	Total Investments	$3,659,306,832

* Indicates party-in-interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN
Date: June 24, 2011	By:	/s/ Allan Cohen
		Name:	Allan Cohen
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm